PUBLIC

June 2026

Management’s Discussion and Analysis
and Condensed Quarterly Financial Statements:
31 March 2026
(Unaudited)

This document is being disclosed to the public in accordance with ADB’s Access to Information Policy.

CONTENTS

Page

MANAGEMENT'S DISCUSSION AND ANALYSIS

Executive Summary

FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In its Strategy 2030 Midterm Review,1 ADB approved an ambitious new road map to guide its evolution and scale up its support on key challenges facing Asia and the Pacific.

During the first three months of 2026, ADB delivered total commitments of $2.3 billion ($2.0 billion – 2025) and disbursements of $5.0 billion ($4.7 billion – 2025).2

Financial Results: Ordinary capital resources (OCR) reported net income of $536 million ($327 million – 2025) and allocable net income of $320 million ($332 million – 2025) for the three months ended 31 March 2026. Allocable net income (a non-GAAP measure) decreased primarily due to higher administrative expenses and provision for credit losses, partially offset by higher income (net of funding cost) from lending operations (loans and other debt securities), and revenue from equity investments, excluding unrealized gains on equity method investments. Net income increased due to the higher unrealized gains from fair value changes of financial instruments.

As of 31 March 2026, loans outstanding balance was $162.6 billion, a $1.6 billion increase from $161.1 billion at 31 December 2025. Liquidity investments after swaps increased by $2.5 billion to $63.3 billion as of 31 March 2026 from $60.8 billion at the end of 2025. Borrowings after swaps increased by $4.2 billion to $173.9 billion as of 31 March 2026 from $169.7 billion at the end of 2025. For the three months ended 31 March 2026, ADB issued $20.9 billion bonds ($18.5 billion – 2025).

Change in Presentation of Derivatives Instruments: Effective 31 March 2026, ADB changed the presentation of derivative instruments on the balance sheet to align with prevailing market practice. Under this approach, derivative asset and liability positions, and the related cash collateral received, are presented net at the counterparty level where a legally enforceable master netting agreement exists and the applicable offsetting criteria under US GAAP are met.

Allocation of 2025 Net Income:3 In May 2026, the Board of Governors approved ADB’s 2025 financial statements and the allocation of 2025 OCR net income during the ADB’s 59th Annual Meeting. The 2025 allocable net income of $1,460 million was allocated as follows: OCR’s ordinary reserve ($926 million), the Asian Development Fund ($394 million), the Technical Assistance Special Fund ($130 million), and the Asia Pacific Disaster Response Fund ($10 million).

[1]	ADB. 2024. Strategy 2030 Midterm Review: An Evolution Approach for the Asian Development Bank.

[2]	The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	ADB. 2026. Board of Governors’ Resolution No 439 – Allocation of Net Income.

I.           OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).1 ADB is owned by 69 members, 50 of which are regional members providing 63.7% of its capital and 19 nonregional members providing 36.3% of its capital.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. During the first three months of 2026, ADB delivered total commitments of $2.3 billion ($2.0 billion – 2025) and total disbursements of $5.0 billion ($4.7 billion – 2025).2

In February 2025, ADB approved a plan to scale up its operations by 50% over the next decade, leveraging its existing capital base to enhance its development impact across Asia and the Pacific.3 Under the Capital Utilization Plan, ADB will increase its annual financing commitments from $24 billion in 2024 to more than $36 billion by 2034.

[1]	ADB. 1966. Agreement Establishing the Asian Development Bank.

[2]	The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	ADB. 2025. Capital Utilization Plan. https://www.adb.org/documents/capital-utilization-plan

II.           ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A. Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB reports its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Effective 31 March 2026, ADB has elected to change the presentation of derivative instruments on the balance sheet to net derivative asset and liability positions by counterparty, including related cash collateral, when subject to legally enforceable master netting agreements and when the conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met. Historically, ADB reported derivative instruments on the balance sheet based on how the instruments were settled: individual interest rate swaps on a net basis, while all other swaps, including currency swaps and foreign exchange (FX) swaps, on a gross basis. This change aligns ADB’s balance sheet presentation with prevailing market practice. This change has been implemented in the current period and has also been applied to the prior period figures for consistency and comparability.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of net guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.4 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

[4]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

B. Overall Financial Results

OCR reported net income of $536 million ($327 million – 2025) and allocable net income of $320 million ($332 million – 2025) for the three months ended 31 March 2026. Table 1 presents the overall financial results for the three months ended 31 March 2026 and 2025.

Table 1: Overall Financial Results for the Three Months Ended 31 March

($ million)

Item	2026	2025	Change
Revenue from loans—operations[a]	1,624	1,784	(160)
Sovereign regular	1,324	1,496	(172)
Sovereign concessional	183	179	4
Nonsovereign	117	109	8
Revenue from investments for liquidity purpose	599	614	(15)
Interest	598	616	(18)
Realized gains (losses) on sale of investments	1	(2)	3
Revenue from equity investments—operations	23	63	(40)
Net realized gains	1	1	0
Dividends and others	8	1	7
Realized losses on equity method investmentsᵇ	(2)	(2)	0
Unrealized gains on equity method investmentsᵇ	16	63	(47)
Revenue from guarantees—operations	7	8	(1)
Revenue from other debt securities—operations	8	12	(4)
Revenue from other sources	33	27	6
Borrowings and related expenses	(1,665)	(1,856)	191
Provision for credit losses	(63)	(52)	(11)
Administrative expenses—OCR	(210)	(186)	(24)
Other expenses	(14)	(11)	(3)
Net unrealized gains (losses)	194	(76)	270
Fair value changes	189	(78)	267
Translation adjustments of nonfunctional currencies	5	2	3
Net income	536	327	209
Appropriation of guarantee fees to special reserve	(6)	(8)	2
Net income after appropriation of guarantee fees to special reserve	530	319	211
Adjustments	(210)	13	(223)
Net unrealized (gains) losses	(194)	76	(270)
Unrealized gains on equity method investmentsᵇ	(16)	(63)	47
Allocable net income (non-GAAP measure)	320	332	(12)
( )	= negative, ADB = Asian Development Bank, GAAP = Generally Accepted Accounting Principles, OCR = ordinary capital resources.

[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.

[b]	Pertains to ADB’s proportionate share of gains or losses from equity method investments.

Net income. Net income for the three months ended 31 March 2026 increased to $536 million, from $327 million reported in 2025, mainly because of the higher unrealized gains from fair value changes of financial instruments.

Allocable net income.5 OCR allocable net income for the three months ended 31 March 2026 decreased to $320 million from $332 million in 2025, driven by higher administrative expenses and provision for credit losses, partially offset by higher income (net of funding cost) from lending operations (loans and other debt securities), and revenue from equity investments, excluding unrealized gains on equity method investments.

The change in net income and allocable net income were driven by the following factors.

-	Revenue from loans, excluding funding costs, decreased by $160 million compared to the same period in 2025 primarily because of the lower average interest rates (Figure 1) applied to regular OCR loans partially offset by the increase in average loans outstanding in 2026 (Figure 2),

-	Revenue from investments for liquidity purpose, excluding funding costs, decreased by $15 million compared to the same period in 2025 mainly because of the $18 million decrease in interest revenue driven by the lower short-term interest rates on debt-funded liquidity investments (Figure 2),

-	Revenue from equity investments, excluding unrealized gains on equity method investments, increased by $7 million mainly due to the higher dividend income,

-	Borrowings and related expenses decreased by $191 million compared to the same period in 2025 mainly because of the lower level of short-term interest rates (Figure 1). Consistent with the market movements, average cost of borrowings under management reporting basis for the three months ended 31 March 2026 decreased to 3.9% from 4.6% of the same period in 2025,

-	Provision for credit losses amounted to $63 million for the three months ended 31 March 2026. The provision in 2026 was mainly driven by a weaker macroeconomic outlook amid geopolitical tensions,

[5]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

-	Administrative expenses of OCR increased by $24 million primarily because of the higher salaries and benefits expenses, and

-	$194 million net unrealized gains for the three months ended 31 March 2026 ($76 million unrealized losses – 2025) was largely due to the fair value gains of borrowings and derivatives primarily driven by mark-to-market valuation changes resulting from movements in medium- and long-term interest rates (Table 2).

Table 2: Details of Net Unrealized Gains (Losses)
for the Three Months Ended 31 March

($ million)

Item	2026	2025	Change
Fair value changes from:	189	(78)	267
Borrowings and related derivatives	78	(50)	128
Loans related derivatives	63	(4)	67
Investments related derivatives	41	(8)	49
Equity investments	7	(16)	23
Translation adjustments of nonfunctional currencies	5	2	3
Total	194	(76)	270
( ) = negative.

Selected Financial data. Selected financial data are presented in Table 3. For the three months ended 31 March 2026, under statutory reporting, return on earning assets and return on equity, increased because of higher net income compared to 2025. Under management reporting basis, the return on equity decreased because of the lower allocable net income compared to 2025. Return on loans, return on investments for liquidity purposes, and cost of borrowings under both reporting bases, decreased because of the lower levels of short-term interest rates in 2026 compared to 2025.

Table 3: Selected Financial Data

 (%, unless otherwise stated)

Item	31 March 2026	31 March 2025	31 December 2025
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	2,251	2,014	27,717
Loans, EI, and ODS Disbursements	4,902	4,588	18,171
Loans and ODS Principal Repayments and Prepayments	2,507	3,104	13,232
Loans, EI, and ODS Outstanding	165,235	158,648	163,607
Statutory Reporting Basis
Net Income ($ million)	536	327	1,903
Return on Earning Assets[b]	0.7	0.6	0.9
Return on Equity[c]	2.6	2.4	3.3
Return on Loans[d]	3.9	4.4	4.5
Return on Investments for Liquidity Purpose[e]	3.9	4.3	4.3
Cost of Borrowings[f]	3.9	4.5	4.4
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income ($ million)[h]	320	332	1,460
Return on Earning Assets[b]	0.6	0.6	0.7
Return on Equity[c]	2.2	2.4	2.6
Return on Loans[d]	3.9	4.5	4.4
Return on Investments for Liquidity Purpose[e]	3.8	4.3	4.2
Cost of Borrowings[f]	3.9	4.6	4.5
Capital Utilization Ratio[i]	71.3	71.7	72.6
Leverage Ratio	21	n/a	22

EI = equity investments, ODS = other debt securities.

Note: All ratios are based on average monthly balances. Amounts and ratios are for year-to-date figures except for outstanding balances and capital utilization ratio, which are as of period-end.

[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.

[b]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.

[d]	Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the three months ended 31 March 2026, under statutory basis reporting, the return on regular and concessional OCR loans was 4.4% and 2.1%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 4.4% and 2.0%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.

[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.

[g]	Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

[i]	Capital utilization ratio is the ratio of the total economic capital used to usable equity. The capital utilization ratios are computed based on the 2023 capital adequacy framework.

1. Loans

Loans—operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development. Sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

OCR offers lending products broadly in three modalities:

-	Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-	Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in DMCs. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

Table 4 shows OCR’s loans outstanding by modality.

Table 4: Loans Outstanding by Modality

as of 31 March 2026 and 31 December 2025

 ($ million)

	Sovereign
	Regular	Concessional	NSO	Total
31 March 2026
Project Loan	73,597	22,133	7,088	102,818
Policy-based Loan	40,838	12,183	–	53,021
Results-based Loan	6,875	1,180	–	8,055
Total Outstanding	121,310	35,496	7,088	163,894
Accounting adjustments[a]	(509)	(82)	(45)	(636)
	120,801	35,414	7,043	163,258
Allowance for credit losses on loans	(92)	(175)	(377)	(644)
Loans Outstanding	120,709	35,239	6,666	162,614
31 December 2025
Project Loan	73,812	22,327	6,683	102,822
Policy-based Loan	39,310	12,193	–	51,503
Results-based Loan	6,791	1,194	–	7,985
Total Outstanding	119,913	35,714	6,683	162,310
Accounting adjustments[a]	(551)	(88)	(39)	(678)
	119,361	35,626	6,644	161,631
Allowance for credit losses on loans	(84)	(168)	(316)	(568)
Loans Outstanding	119,277	35,458	6,328	161,063

( ) = negative, – = nil, NSO = nonsovereign, OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a]	Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to-maturity debt securities. Expected credit losses are calculated using three components: exposure at default, probability of default, and loss given default. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks on off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments, and guarantees.

As of 31 March 2026, total allowance for credit losses and liability for credit losses on off-balance sheet exposures increased to $806 million ($733 million – 31 December 2025), mainly driven by a weaker macroeconomic outlook amid geopolitical tensions. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5. Refer to Credit risk under Risk Management section for more information.

Table 5: Summary of Allowance for Credit Losses and Liability
for Credit Losses on Off-Balance Sheet Exposures

 as of 31 March 2026 and 31 December 2025

($ million)

Item	2026	2025
Allowance for credit losses on loans	644	568
Sovereign regular OCR loans	92	84
Sovereign concessional OCR loansᵃ	175	168
Nonsovereign loans	377	316
Allowance for credit losses on other debt securities	20	21
Liability for credit losses on off-balance sheet exposures	142	144
Undisbursed sovereign regular OCR loans	10	10
Undisbursed concessional OCR loans	30	31
Undisbursed nonsovereign loans	37	41
Undisbursed other debt securities	6	5
Guarantees	59	56
Total[b]	806	733

OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a]	Includes allowance for heavily indebted poor countries debt relief ($33 million – 31 March 2026, $33 million – 31 December 2025).

[b]	Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 31 March 2026, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $504 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $509 million – 31 December 2025) and there were eight nonsovereign borrowers in non-accrual status with outstanding amount of $92 million (seven nonsovereign borrowers with outstanding amount of $92 million – 31 December 2025).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR, and nonsovereign loans. For the three months ended 31 March 2026, the total OCR loan commitments was $1,409 million, lower by $38 million or 2.6% compared to 2025, mainly due to the decrease in sovereign regular loan commitments, partially offset by the increase in sovereign concessional and nonsovereign loan commitments. The total loan disbursements for the three months ended 31 March 2026 slightly increased to $4,761 million from $4,529 million in 2025.

Table 6: OCR Loan Commitments
for the Three Months Ended 31 March

	2026		2025
	Number[a]	Amount ($ million)	Number[a]	Amount ($ million)	Change
Sovereign Regular	5	1,217	5	1,351	(134)
Project	3	709	2	303	406
Policy-based	–	–	2	1,000	(1,000)
Results-based	2	508	1	48	460
Sovereign Concessional	1	13	–	–	13
Project	–	–	–	–	–
Policy-based	1	13	–	–	13
Results-based	–	–	–	–	–
Nonsovereign — Project	3	179	4	96	83
Total	9	1,409	9	1,447	(38)

( ) = negative, OCR = ordinary capital resources.

Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.

[a]	Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments
for the Three Months Ended 31 March

($ million)

	2026		2025
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	3,430	1,540	3,361	2,291
Project	857	917	843	898
Policy-based	2,411	593	2,293	1,371
Results-based	162	29	225	22
Sovereign Concessional	371	408	402	405
Project	257	309	308	306
Policy-based	113	87	–	86
Results-based	1	12	94	13
Nonsovereign[b]	961	528	766	377
Total	4,761	2,475	4,529	3,073

OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a]	Includes prepayment of $129 million for eight nonsovereign loans for the three months ended 31 March 2026 ($4 million for two nonsovereign loans – 2025). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursement and repayments under the private sector programs.

Table 8: OCR Loans Outstanding by Product
as of 31 March 2026 and 31 December 2025
($ million)

Product	Sovereign				Nonsovereign
	Regular		Concessional
	2026	2025	2026	2025	2026	2025
Flexible loan productᵃ	117,916	116,460	n/a	n/a	5,160	4,591
Local currency loans	3,302	3,360	n/a	n/a	1,928	2,092
Concessional loans	n/a	n/a	35,496	35,714	n/a	n/a
Pool-based single currency loansᵇ	92	93	n/a	n/a	n/a	n/a
Total Outstanding	121,310	119,913	35,496	35,714	7,088	6,683
Accounting adjustmentsᶜ	(509)	(551)	(82)	(88)	(45)	(39)
Allowance for credit losses	(92)	(84)	(175)	(168)	(377)	(316)
Loans Outstanding	120,709	119,277	35,239	35,458	6,666	6,328

n/a = not applicable, ( ) = negative, OCR = ordinary capital resources, PSCL = Pool-based single currency loan.

Note: Numbers may not sum precisely because of rounding.

[a]	Includes fixed rate loans amounting to $5,296 million for sovereign regular OCR loans and $509 million for nonsovereign loans as of 31 March 2026 ($5,509 million for sovereign regular OCR and $496 million for nonsovereign loans – 31 December 2025).

[b]	PSCLs are legacy loan products and are no longer offered.

[c]	Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR. The cost-base6 rate used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans, the Tokyo Overnight Average Rate (TONA) compounded in arrears for yen-denominated loans, and the 6-month Euro Interbank Offered Rate (EURIBOR) for euro-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any interest period is negative, the interest rate floor of zero will apply.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) conversions to any standard currency or changes to the loan currency of all or part of the disbursed or undisbursed loan amounts; (ii) conversions to any nonstandard currency in which ADB can effectively intermediate (other than for conversions to a local currency) or changes to the loan currency of all or a part of the disbursed or undisbursed loan amounts; (iii) an interest rate conversion from floating to fixed or vice-versa of all or part of the disbursed or undisbursed loan amounts at the time of disbursement; and (iv) an establishment of an interest rate cap or an interest rate collar on a floating rate. For the three months ended 31 March 2026, one loan conversion executed in 2025 amounting to $22 million was made effective (nine loan conversions totaling $1,324 million – 2025).

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies of which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode.

Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 31 March 2026.

[6]	Applicable to major currencies of FLP only. The New Zealand Dollar (NZD) bank bill rate will continue to be used for NZD loans and 3-month SHIBOR will be used for CNY loans.

Table 9: Summary of Charges on Sovereign Regular OCR Flexible

Loan Product and Local Currency Loans as of 31 March 2026

(basis point)

Item	FLP	CSF	SPBL	LCL
A. Loan Term	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years	Loan term of 7 years, including a grace period of up to 3 years	Loan term of 5 to 8 years, including a grace period of up to 3 years	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years
B. Cost-Base Rate[a]
1. US dollar	6-month SOFR compounded in arrears
2. Yen	6-month TONA compounded in arrears
3. Euro	6-month EURIBOR
4. New Zealand dollar	6-month Bank Bill Rate
5. Yuan	3-month SHIBOR			3-month SHIBOR
6. Tenge				ADB Funding Rate
7. Lari				ADB Funding Rate
C. Lending Spread[b]	50	75	200	50
D. Maturity Premium[c] for loans with average maturity of
1. < 9 years	0
2. 9 years up to 13 years	0–40
3. >13 years up to 16 years	0–50
4. >16 years up to 19 years	0–75
E. Surcharge or (Rebate)[d]
1. US dollar	37	42
2. Yen	(7)
3. Euro	24
4. New Zealand dollar	49
5. Yuan				(30)
F. Commitment Charges[e]	15	15	75	15

( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered Rate, FLP = Flexible Loan Product, LCL = local currency loan, OCR = ordinary capital resources, SOFR = Secured Overnight Financing Rate, SPBL = special policy-based loan, TONA = Tokyo Overnight Average Rate, US = United States.

[a]	The LCL cost-base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost-base rate comprises ADB’s cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost-base rate is based on the local floating-rate benchmark.

[b]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.

[c]	For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[d]	To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding six months. The information presented is applicable from 1 January to 30 June 2026.

[e]	The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii)

per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness. Table 10 shows the summary of lending terms on currently available sovereign concessional OCR loans.

Table 10: Sovereign Concessional OCR Loan Terms
as of 31 March 2026

Terms	Concessional Assistance- Only Countriesᵃ	OCR Blend Countriesᵇ ᶜ	SIDS	Emergency Assistance
A. Maturity (years)	24 - 32	25	40	40
B. Grace period (years)	8	5	10	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%ᵈ	2.0%ᵈ
2. Year thereafter	Equal	Equal	4.0%ᵈ	4.0%ᵈ

OCR = ordinary capital resources, SIDS = small island developing states.

[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.

[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.

[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.

[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB confirmation of the availability of such currency. As of 31 March 2026, over 98% (97% – 2025) of the sovereign concessional OCR loans were in SDR (48%) and US dollars (49%).

Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the sovereign regular OCR loans, the cost-base rate used for FLP loans are SOFR compounded in arrears as primary option together with the optional Term SOFR for US dollar-denominated loans, and the TONA compounded in arrears is the cost-base rate for yen-denominated loans. As of 31 March 2026, all nonsovereign loans have successfully transitioned to the FLP, with the exception of a few loans where ADB applies its cost of funds until contract amendments are finalized.

ADB applies market-based pricing to determine the lending spread, front-end fees, commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee is intended to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

ADB provides certain nonsovereign borrowers with conversion options of all or any portion of the principal amount of the loan through: (i) a currency conversion from a local currency to US dollar or vice versa; and (ii) an interest rate conversion from floating to fixed or vice versa. There were no loan conversions during the three months ended 31 March 2026 and 2025.

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch. LCLs are priced based on ADB’s funding costs and a credit spread.

2. Guarantees

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP). The TSCFP has two main streams of activity: (i) it provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium-sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) it delivers knowledge products, services, and solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB's DMCs. Table 11 shows the commitments under the private sector programs.

Table 11: OCR Commitments under Private Sector
Programs for the Three Months Ended 31 March
($ million)

	2026	2025	Change
Short-term	365	463	(97)
Long-term	190	68	122
Totalᵃ	555	530	24
MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program.

Notes: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more. Numbers may not sum precisely because of rounding.

[a]	Includes $420 million guarantees ($382 million – 2025) and $65 million loans ($99 million – 2025) under TSCFP, and $69 million ($49 million – 2025) guarantees under MFP.

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). As of 31 March 2026, ADB’s total amount of guarantee provided and received under its EEA with peer multilateral development banks amounted to $9.0 billion ($9.0 billion – 31 December 2025).

3. Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $63,297 million as of 31 March 2026 ($60,807 million – 31 December 2025). ADB’s liquidity investment portfolio primarily consists of high-quality liquid fixed income investments. For the three months ended 31 March 2026, the overall rate of return under the management reporting basis decreased to 3.8% from 4.3% during the same period in 2025.

4. Borrowings

OCR borrowings after swaps as of 31 March 2026 amounted to $173,934 million ($169,709 million – 31 December 2025). The average cost of borrowings after swaps for the three months ended 31 March 2026 was 3.9% under the management reporting basis (4.6% – 2025). For the three months ended 31 March 2026, ADB issued $20,855 million bonds ($18,545 million – 2025) and $3,024 million in short-term funds under its Euro-Commercial Paper Programme ($812 million – 2025).

C. Equity and Headroom

As of 31 March 2026, ADB’s total authorized capital of 10,639,233 shares valued at $144,460 million was fully subscribed, which consisted of $7,239 million paid-in and $137,221 million callable capital. The details of ADB’s equity as of 31 March 2026 and 31 December 2025 are shown in Table 12.

Table 12: Details of Equity

as of 31 March 2026 and 31 December 2025

 ($ million)

	31 March 2026	31 December 2025
Authorized (SDR106,392)
Subscribed (SDR106,392)	144,460	145,833
Less: Callable capital subscribed	137,221	138,525
Paid-in capital subscribed	7,239	7,308
Less: Other adjustmentsᵃ	19	19
	7,220	7,289
Add: (1) ADF assets transferᵇ	30,748	30,748
(2) Other reservesᶜ	20,461	19,973
Total Equity	58,429	58,010
ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.

[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.

[c]	Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments, and net income after appropriation less net notional amounts required to maintain value of currency holdings, and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

Allocation of OCR net income.7 In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2026 and 2025, the Board of Governors approved the allocation of OCR’s net income for 2025 and 2024, respectively, as shown in Table 13.

Table 13: Allocation of OCR Net Income
for the Years Ended 31 December

($ million)

	2025	2024
Net Income	1,903	1,629
Adjustment to cumulative revaluation adjustments	(423)	(63)
Appropriation of guarantee fees to special reserve	(20)	(27)
Allocable net income (non-GAAP measure)	1,460	1,539

Allocation to ordinary reserve	926	1,016
Allocation to special funds
Asian Development Fund	394	394
Technical Assistance Special Fund	130	130
Asia Pacific Disaster Response Fund	10	–
Total Allocated Net Income	1,460	1,539

( ) = negative, – = nil, OCR = ordinary capital resources. Note: Numbers may not sum precisely because of rounding.

[7]	ADB. 2026. Board of Governors’ Resolution No 439. – Allocation of Net Income.

Equity Investment Headroom. As of 31 March 2026, Equity investment headroom was $3,239 million, representing 39% utilization of the ceiling ($3,228 million representing 39% utilization – 31 December 2025).

D. Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury credit risk, operational risk, pension risk, currency risk, and countercyclical lending buffer. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

As of 31 March 2026, ADB was adequately capitalized and reported CUR of 71.3% (72.6% – 31 December 2025).

The leverage ratio, approved by ADB’s Board of Directors took effect on 1 March 2026 with a minimum level of 12%. The leverage ratio calculation approach is in line with guidance from Basel Committee on Banking Supervision, and its adoption aims to reduce reliance on complex risk-based models and to increase transparency and comparability across financial institutions. The leverage ratio as of 31 March 2026 was 21% (22% – 31 December 2025).

III.          SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.	Asian Development Fund

The ADF is ADB’s largest Special Fund and main source of grant resources for supporting ADB’s poorest and most vulnerable DMCs. Established in 1974, the ADF initially provided loans on concessional terms to ADB’s lower income DMCs. ADF grants were introduced in 2005 to reduce debt burdens in ADB’s poorest DMCs. Beginning in 2017 and following the merger of ADF lending with OCR, ADF is now focused exclusively on grants, while concessional lending is provided through the concessional OCR window. ADF resources mainly come from contributions of ADB members, mobilized through periodic replenishments and net income transfers from OCR. ADF resources have been replenished 13 times, the latest being ADF 14 for the period 2025-2028, and received contributions from 39 regional and nonregional members since establishment.

ADF 14 (Thirteenth Replenishment). In September 2024, the Board of Governors adopted the resolution for the 13th replenishment of the ADF (ADF 14) and the eighth regularized replenishment of the TASF to provide grant and TA financing to eligible recipients from 2025 to 2028. ADF 14 became effective on 23 April 2025 when unqualified instruments of contribution deposited reached an amount equivalent to $1,694 million, representing more than 50% of all pledged contributions. As of 31 March 2026, the total replenishment size was $5,004 million, consisting of $4,444 million for ADF 14 and $560 million for TASF 8. Funding sources include (i) $2,573 million from new donor contributions; (ii) $1,574 million from OCR net income transfers subject to annual approvals by ADB’s Board of Governors as part of the annual net income allocation; (iii) $351 million income from liquidity investments; and (iv) $506 million from other sources generated from savings and cancellations from previous ADF cycles, as well as partial releases of ADF 13 funds allocated to the expanded disaster and pandemic response facility and debt distress reserve. Of the new donor contributions, ADB received instruments of contribution from 34 donors totaling $2,399 million.8

Contributed resources. The balance of the commitment authority available for commitment as of 31 March 2026 was $541 million equivalent ($476 million – 31 December 2025).

In May 2026, the Board of Governors approved the transfer of $394 million to the ADF as part of OCR’s 2025 net income allocation ($394 million – 2025) (footnote 7).

Operations. During the three months ended 31 March 2026, two grants totaling $16 million were committed (nil – 2025) while 15 grants (19 grants – 2025) became effective resulting in a total grants expense of $173 million ($262 million – 2025), net of $0.3 million ($0.2 million – 2025) undisbursed grants that were reversed as reduction in grant expenses. As of 31 March 2026, the balance of undisbursed grants, net of grant advances totaled $3,321 million ($3,225 million – 31 December 2025).

Investments for liquidity purpose. The ADF investment portfolio totaled $4,958 million as of 31 March 2026 compared to $4,987 million at the end of 2025.9 As of 31 March 2026, about 10% of the portfolio was invested in time deposits (8% – 31 December 2025) and 90% in fixed-income securities (92% – 31 December 2025). For the three months ended 31 March 2026, the rate of return on ADF investments, excluding unrealized gains and losses, was 3.3% (3.0% – 2025).

B.	Technical Assistance Special Fund

The TASF is an important source of financing for ADB’s TA activities. The TASF supports project preparation, policy advice, capacity development, and research and development in ADB developing member countries. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources. The TASF provides a stable and predictable funding source and acts as a catalyst for mobilizing funding from other TA sources.

TASF Eighth Regularized Replenishment. In September 2024, as part of the ADF 14 replenishment, the donors agreed to allocate $560 million of the total replenishment size as the eighth regularized replenishment of the TASF. The replenishment, which became effective on 23 April 2025, covers TA financing for 2025 to 2028. TA will play an increasingly important role during the ADF 14 period as ADB expands its lending volumes under Capital Utilization Plan.

Contributed resources. As of 31 March 2026, $133 million of donor contributions have been received out of the $560 million set-aside for TASF under ADF 14.

As of 31 March 2026, cumulative TASF resources totaled $4,928 million, of which $4,410 million was committed, leaving an uncommitted balance of $518 million ($518 million – 31 December 2025).

In May 2026, the Board of Governors approved the transfer of $130 million to the TASF as part of OCR’s 2025 net income allocation ($130 million – 2025) (footnote 7).

[8]	US dollar equivalent based on the Board of Governors’ Resolution No. 427 exchange rates.

[9]	Includes securities purchased under resale arrangements.

Operations. For the three months ended 31 March 2026, there were 12 TA projects and 10 supplementary TA totaling $16 million (10 TA projects and eight supplementary TA totaling $13 million – 2025) made effective, and $7 million ($5 million – 2025) of undisbursed amounts were reversed as reduction in TA expenses, resulting to a net TA expense of $9 million ($7 million – 2025). As of 31 March 2026, the undisbursed TA, net of TA advances, amounted to $768 million ($809 million – 31 December 2025).

Investments for liquidity purpose. As of 31 March 2026, the total investment portfolio amounted to $862 million ($898 million – 31 December 2025). About 36% of the portfolio was invested in time deposits and 64% in fixed-income securities (38% in time deposits and 62% in fixed-income securities – 31 December 2025). For the three months ended 31 March 2026, the rate of return on TASF investments was 3.2% (4.3% – 2025).

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

In 2009, due to the global conditions and to align the assistance provided by the Government of Japan through other multilateral development banks, JSF’s role and function was transferred to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR) to cover support for ADB’s TA operations. In January 2022, JSF operations were resumed to maximize its benefits in supporting the needs of ADB’s DMC through TA operations supplementing JFPR support.

JSF IF-CAP Window. In October 2024, the Board of Directors approved the establishment of the JSF Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP) Window (JSF IF-CAP Window) as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to IF-CAP.10 The contribution will be in the form of noninterest bearing, nonnegotiable government notes cashable by ADB at any time to meet the demands for non-payments under the IF-CAP Guarantee Mechanism. Any excess encashments, reflows, and other funds that may be contributed from the Government of Japan for the same purposes may be included as part of the arrangements of the JSF-IF CAP Window. The Government of Japan elected to have guarantee premiums payable to them by ADB deposited into the JSF IF-CAP Window for future obligations under the IF-CAP Guarantee Mechanism. As of 31 March 2026, total guarantee premiums received, including interest income earned on these funds, amounted to $6 thousand ($6 thousand – 31 December 2025) and were recorded as Other Liabilities.

The JSF IF-CAP Window is administered by ADB under the governance structure of the JSF.

Contributed resources. As of 31 March 2026, the cumulative fund resources of JSF totaled $1,013 million, of which $906 million had been used, leaving an uncommitted balance of $107 million ($107 million – 31 December 2025).

Operations. For the three months ended 31 March 2026, no TA projects and one supplementary TA totaling $2 million became effective (two TA projects and one supplementary TA totaling $5 million – 2025). The balance of undisbursed TA, net of TA advances as of 31 March 2026, amounted to $21 million ($20 million – 31 December 2025).

[10]	In the event of a nonaccrual in the reference portfolio under the IF-CAP Guarantee Mechanism, the Government of Japan’s payment of its share of risk participation will be channeled through the JSF IF-CAP Window.

Investments for liquidity purpose. As of 31 March 2026, the total investment portfolio, which was in time deposits, amounted to $127 million ($126 million – 31 December 2025).

D.	Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the three months ended 31 March 2026, committed contributions to ADBI totaled $0.5 million (nil – 2025), while expenses amounted to $3 million ($3 million – 2025). As of 31 March 2026, the balance of uncommitted balance without donor restriction (excluding property, furniture, and equipment and lease liability) available for future projects and programs was about $16 million ($18 million – 31 December 2025).

Investments for liquidity purpose. As of 31 March 2026, the total investment portfolio, which was in time deposits, amounted to $11 million ($11 million – 31 December 2025).

E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 31 March 2026, cumulative RCIF resources totaled $107.4 million, of which $107.0 million had been used, leaving an uncommitted balance of $0.4 million ($0.1 million – 31 December 2025).

Operations. For the three months ended 31 March 2026 and 2025, no TA project became effective, and undisbursed amounts of $0.3 million ($0.2 million – 2025) were reversed as reduction in TA expense, resulting to a net TA expense of -$0.3 million (-$0.2 million – 2025). As of 31 March 2026, the balance of undisbursed TA, net of TA advances amounted to $10 million ($10 million – 31 December 2025).

Investments for liquidity purpose. As of 31 March 2026, the total investment portfolio, which was in time deposits, amounted to $9 million ($10 million – 31 December 2025).

F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through TA, grant components of investment projects, and direct charges.

Contributed resources. As of 31 March 2026, cumulative CCF resources totaled $106 million, of which $93 million had been used, leaving an uncommitted balance of $13 million ($12 million – 31 December 2025).

Operations. For the three months ended 31 March 2026 and 2025 , no TA project became effective. Undisbursed amounts totaling $0.3 million ($37 thousand – 2025) were reversed as a reduction in TA expense, resulting to a net TA expense of -$0.3 million (-$37 thousand – 2025). In the same period, no grant was committed (nil – 2025) and made effective (one grant totaling $0.9 million – 2025). As of 31 March 2026, the balance of undisbursed grants and TA, net of advances totaled $9 million ($9 million – 31 December 2025).

Investments for liquidity purpose. As of 31 March 2026, the total investment portfolio, which was in time deposits, amounted to $21 million ($21 million – 31 December 2025).

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6 million.

Contributed resources. As of 31 March 2026, cumulative fund resources totaled $175 million, of which $156 million had been used, leaving an uncommitted balance of $20 million ($22 million – 31 December 2025).

In May 2026, the Board of Governors approved the transfer of $10 million to the APDRF as part of OCR’s 2025 net income allocation (nil – 2025) (footnote 7).

Operations. For the three months ended 31 March 2026, one grant amounting to $2 million (two grants totaling $2.5 million – 2025) was committed, one grant totaling $2 million (three grants totaling $4.5 million – 2025) became effective, and $2 thousand undisbursed amounts (nil – 2025) were reversed as a reduction in grant expenses, resulting to a total grant expense of $2 million ($5 million – 2025). As of 31 March 2026, the balance of undisbursed grants, net of grant advances, was nil ($2 thousand – 31 December 2025).

Investments for liquidity purpose. As of 31 March 2026, the total investment portfolio, which was in time deposits, amounted to $19 million ($21 million – 31 December 2025).

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide in November 2022, the FSDPSF will support the six areas of operational focus: (i) enhancing support to emerging areas such as SDG-aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to micro, small and medium enterprises and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 31 March 2026, cumulative fund resources totaled $36 million, of which $33 million had been used, leaving an uncommitted balance of $3 million ($2 million – 31 December 2025).

In May 2025, the Government of Luxembourg committed a contribution of €2.5 million (equivalent to $2.8 million at the time of commitment), which was transferred to the FSDPSF in July 2025.

In January 2026, the Government of Luxembourg committed a contribution of €650,000 (equivalent to $762,000 at the time of commitment), which was transferred to the FSDPSF in the same month.

Operations. For the three months ended 31 March 2026, no TA projects and three supplementary TA totaling $0.8 million (nil – 2025) became effective, and $95 thousand undisbursed amounts were reversed as a reduction in TA expense ($0.6 million – 2025), resulting to a total TA expense of $0.7 million (-$0.6 million – 2025). As of 31 March 2026, the balance of undisbursed TA, net of TA advances, totaled $10 million ($9 million – 31 December 2025).

Investments for liquidity purpose. As of 31 March 2026, the total investment portfolio, which was in time deposits, amounted to $12 million ($11 million – 31 December 2025).

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Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED BALANCE SHEET

31 March 2026 and 31 December 2025

Expressed in Millions of US Dollars

A S S E T S
	31 March		31 December
	(Unaudited)		(Audited)
DUE FROM BANKS		$567		$496

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		60,087		57,725

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes C, D and O)		1,185		872

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D and O)		240		252

LOANS OUTSTANDING — OPERATIONS (Notes E and O) (Net of fair value adjustment on loans and unamortized loan origination costs totaling $636 – 31 March 2026 and $679 – 31 December 2025)
Sovereign
Regular	$120,801		$119,361
Concessional	35,414		35,626
	156,215		154,987
Nonsovereign	7,043		6,644
	163,258		161,631
Less—allowance for credit losses	644	162,614	568	161,063

EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		2,015		1,992

OTHER DEBT SECURITIES — OPERATIONS (Notes H and O)	626		573
Less—allowance for credit losses	20	606	21	552

ACCRUED INTEREST RECEIVABLE		1,962		1,684

DERIVATIVE ASSETS (Notes I and O)		1,304		1,457

OTHER ASSETS
Property, furniture, and equipment (Note J)	354		336
Swap related and other collateral (Notes I and O)	498		508
Net postretirement medical benefit plan asset	102		105
Miscellaneous (Notes C, F, K, and O)	786	1,740	770	1,719

TOTAL		$232,320		$227,812

Note: Certain reclassifications have been made to conform to current year’s presentation.

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-1

LIABILITIES AND EQUITY
	31 March			31 December
	(Unaudited)			(Audited)
BORROWINGS (Notes L and O)			$168,228			$165,951

DERIVATIVE LIABILITIES (Notes I and O)			2,051			1,551

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)			1,186			881

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes I and O)		$542			$193
Accrued pension benefit costs		228			227
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)		142			144
Miscellaneous (Notes C, F, J, K, and O)		1,514	2,426		855	1,419

Total Liabilities			173,891			169,802

EQUITY (OCR-4)
Capital stock (Note M)
Authorized and subscribed (SDR106,392 million)		144,460			145,833
Less—”callable” shares subscribed (SDR101,061 million)		137,221			138,525
“Paid-in” shares subscribed (SDR5,331 million)		7,239			7,308
Less—discount		13			14
		7,226			7,294

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)		(6)	7,220		(5)	7,289

Net notional amounts required to maintain value of currency holdings		(1,638)			(1,651)
Ordinary reserve
From ADF assets transfer	$30,748			$30,748
From retained earnings	17,808	48,556		17,808	48,556
Special reserve		584			578
Surplus		1,065			1,065
Cumulative revaluation adjustments account		525			525
Net income after appropriation to special reserve
For the calendar year 2025		1,883			1,883
For the three months ended 31 March 2026 (OCR-2)		530			–
Accumulated other comprehensive loss (Note M)		(296)	51,209		(235)	50,721

Total Equity			58,429			58,010

TOTAL			$232,320			$227,812

OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars

	2026	2025
REVENUE (Note N)
Loans — operations (Notes E and I)	$1,624	$1,784
Investments for liquidity purpose (Notes C and I)	598	616
Equity investments — operations	22	62
Guarantees — operations	7	8
Other debt securities — operations	8	12
Other sources—net	33	27

Total	2,292	2,509

EXPENSES (Note N)
Borrowings and related expenses (Note I)	(1,665)	(1,856)
Administrative expenses (Note M)	(210)	(186)
Provision for credit losses—net (Notes E, F, and H)	(63)	(52)
Other expenses	(14)	(11)

Total	(1,952)	(2,105)

NET REALIZED GAINS (LOSSES)
Investments for liquidity purpose (Notes C, I, M, and N)	1	(2)
Equity investments — operations (Note N)	1	1

Total	2	(1)

NET UNREALIZED GAINS (LOSSES) (Notes G, I, L, and N)	194	(76)

NET INCOME	$536	$327

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars

	2026		2025

NET INCOME (OCR-2)		$536		$327

Other comprehensive (loss) income (Note M)
Unrealized holding gains	$5		$303
Currency translation adjustments	(64)		89
Postretirement benefit liability adjustments	(2)	(61)	(6)	386

COMPREHENSIVE INCOME		$475		$713

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars

	2026	2025
Balance, beginning of period	$58,010	$56,435
Comprehensive income for the period (OCR-3)	475	713
Encashment of demand obligations	–	2
Change in US dollar value on
Paid-in capital	(69)	114
Demand obligations	0	0
Net notional maintenance of value receivable	13	(52)
Balance, end of period	$58,429	$57,212

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	1,246	1,407
Interest received on investments for liquidity purpose	541	459
Interest received from securities purchased under resale/ repurchase agreement	3	3
Interest and other charges received on other debt securities — operations	6	14
Dividends received on equity investments — operations	24	25
Interest and other financial expenses paid	(2,269)	(2,366)
Administrative expenses paid	(226)	(199)
Others—net	22	21

Net Cash Used in Operating Activities	(653)	(636)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	924	1,009
Maturities of investments for liquidity purpose	87,236	67,951
Purchases of investments for liquidity purpose	(90,951)	(80,629)
Receipts from securities purchased under resale arrangements	21,256	15,620
Payments for securities purchased under resale arrangements	(21,244)	(15,597)
Principal collected on loans — operations	2,475	3,073
Loans — operations disbursed	(4,730)	(4,489)
Derivatives—net	793	756
Property, furniture, and equipment acquired	(19)	(14)
Sales of equity investments — operations	2	1
Purchases of equity investments — operations	(38)	(52)
Maturities of other debt securities — operations	32	31
Purchases of other debt securities — operations	(102)	(7)

Net Cash Used in Investing Activities	(4,366)	(12,347)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	20,929	20,320
Borrowings redeemed	(15,786)	(7,517)
Issuance expenses paid	(14)	(14)
Demand obligations of members encashed	–	2
Derivatives—net	397	(294)
Change in swap related collateral	(461)	(118)

Net Cash Provided by Financing Activities	5,065	12,379

Effect of Exchange Rate Changes on Due from Banks	15	(302)

Net Increase (Decrease) in Due from Banks	61	(906)
Cash at Beginning of Period
Due from Banks	496	2,235
Swap Related and Other Collateral	508	857
Total	1,004	$3,092

Cash at End of Period
Due from Banks	567	1,447
Swap Related and Other Collateral	498	739
Total	1,065	$2,186

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-6

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Effective 31 March 2026, ADB has elected to change the presentation of derivative instruments on the balance sheet to net derivative asset and liability positions by counterparty, including related cash collateral, when subject to legally enforceable master netting agreements and when the conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met. Historically, ADB reported derivative instruments on the balance sheet based on how the instruments were settled: individual interest rate swaps on a net basis, while all other swaps, including currency swaps and foreign exchange (FX) swaps, on a gross basis. This change aligns ADB’s balance sheet presentation with prevailing market practice.

This change has been implemented in the current period and has also been applied to the prior period figures for consistency and comparability. In addition, in the Notes to the financial statements, unless stated differently, derivatives are now presented on a net basis by instrument. Please refer to the table below for adjustments made to the Balance Sheet as of 31 December 2025.

($ million)

	31 December 2025		31 December 2025
	As reported	Adjustments	Adjusted
DERIVATIVE ASSETS
Borrowings	$75,750	$(75,750)	$–
Investments for liquidity purpose	29,554	(29,554)	–
Loans — Operations	17,391	(17,391)	–
Net derivative assets at counterparty level after cash collateral received	–	1,457	1,457
	122,695	(121,238)	1,457
Total Assets	$349,050	$(121,238)	$227,812

OCR-6

continued

($ million)
	31 December 2025		31 December 2025
	As reported	Adjustments	Adjusted
DERIVATIVE LIABILITIES
Borrowings	$78,627	$(78,627)	$–
Investments for liquidity purpose	27,596	(27,596)	–
Loans — Operations	15,501	(15,501)	–
Net derivative liabilities at counterparty level after cash collateral received	–	1,551	1,551
	121,724	(120,173)	1,551
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral	1,258	(1,065)	193
Total Liabilities	291,040	(121,238)	169,802
Total Equity	58,010	–	58,010

Total Liabilities and Equity	$349,050	$(121,238)	$227,812

This change does not affect total equity, operating activities in the Statement of Cash Flows, or any individual line item within the Statement of Income and Expenses, Statement of Comprehensive Income, or Statement of Changes in Equity. For further information regarding the accounting treatment of derivative instruments, see Note I.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity [HTM] debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and HTM debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision (Release of provision) for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, HTM debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, HTM debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision (Release of provision) for credit losses.

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold

OCR-6

continued

and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB has elected to present net derivative asset and liability positions by counterparty, including related cash collateral, when subject to legally enforceable master netting agreements and when the conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met.

ADB classifies the cash flows related to nonhedging derivatives in the Statement of Cash Flows in accordance with the nature of the derivative instrument and how it is used in the context of ADB’s operations. Payment for and receipts from derivatives could either be Cash Flows from Investing Activities or Cash Flows from Financing Activities.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. This update requires public business entities (PBEs) to disclose, in the notes to financial statements, detailed information about certain costs and expenses during both interim and annual reporting periods. Specifically, PBEs must present disaggregated data on relevant natural expense categories underlying specific income statement expense line items. These disclosures are to be provided in a tabular format within the financial statement footnotes on both an annual and

OCR-6

continued

interim basis. The amendments become effective for annual reporting periods beginning after 15 December 2026, and for interim periods within fiscal years starting after 15 December 2027 (as updated in January 2024 through ASU 2025-01). Early adoption is permitted. ADB is currently assessing the impact of this update on its financial statements.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”. This update modernizes the accounting treatment for software costs under Subtopic 350-40 by eliminating all references to prescriptive and sequential software development stages. Under the revised guidance, entities must begin capitalizing software costs once management has both authorized and committed to funding the project, and it is probable that the project will be completed and the software will be used to perform its intended function. Additionally, the ASU provides guidance on how to evaluate significant uncertainties related to the software’s development activities when assessing the likelihood of project completion. This ASU is effective for annual periods beginning after 15 December 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects or on a retrospective basis. ADB is currently evaluating the impact of this update on its financial statements.

In October 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”. This Update introduces targeted refinements to the scope of derivatives guidance in ASC 815 (Issue 1) and clarifies the treatment on share-based payments from a customer under ASC 606 (Issue 2). For Issue 1, the ASU adds a new scope exception for certain contracts that are not traded on an exchange and have an underlying that is based on operations or activities specific to one of the contracting parties. For Issue 2, the ASU clarifies that when an entity is entitled to receive a share-based payment from a customer in exchange for goods or services, such payment should be recognized as noncash consideration within the scope of ASC 606. This ASU is effective for annual periods beginning after 15 December 2026. ADB has elected to early adopt the amendments and applied them prospectively to contracts entered into on or after 1 January 2026 when evaluating the accounting treatment of relevant embedded features.

In December 2025, the FASB issued ASU 2025-10, “Accounting for Government Grants Received by Business Entities”, which establishes comprehensive GAAP guidance for government grants received by business entities. The Update addresses long-standing diversity in practice by setting recognition and measurement criteria, distinguishing between grants related to assets and those related to income, and specifying presentation and disclosure requirements. The amendments take effect for public business entities for annual reporting periods beginning after 15 December 2028, and one year later for all other entities, with early adoption permitted. Transition options include a modified prospective, modified retrospective, or full retrospective approach. ADB is currently assessing the impact of this Update on its financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on OCR’s financial statements.

Also in December, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other

OCR-6

continued

entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on OCR’s interim financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and time deposits held by ADB are considered to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS (LOSSES) from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 31 March 2026 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $78 million ($177 million – 31 December 2025).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 March 2026, there were $53 million unsettled sales and uncollected maturities ($28 million – 31 December 2025) included under OTHER ASSETS – Miscellaneous and $789 million unsettled purchases ($110 million – 31 December 2025) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous.

The FV and amortized cost of the investments by contractual maturity at 31 March 2026 and 31 December 2025 are as follows:

($ million)

	31 March 2026		31 December 2025
		Amortized		Amortized
	Fair Value	Cost	Fair Value	Cost
Due in one year or less	$30,990	$31,037	$29,506	$29,562
Due after one year through five years	21,312	21,599	22,492	22,660
Due after five years through ten years	4,704	4,769	2,535	2,529
Due after ten years through fifteen years	2,272	2,299	2,391	2,389
Due after fifteen years	809	880	801	868
Total	$60,087	$60,584	$57,725	$58,008

OCR-6

continued

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)
	Amortized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
31 March 2026
Government or government-related obligations	$36,695	$56	$(467)	$36,284
Other securities
Corporate obligations	10,066	47	(58)	10,055
Asset/Mortgage-backed securities	1,351	5	(80)	1,276
Total	$48,112	$108	$(605)	$47,615

31 December 2025
Government or government-related obligations	$40,273	$100	$(385)	$39,988
Other securities
Corporate obligations	8,828	88	(19)	8,897
Asset/Mortgage-backed securities	1,348	9	(76)	1,281
Total	$50,449	$197	$(480)	$50,166

For the three months ended 31 March:	2026	2025
Change in net unrealized gains and losses from prior year	$(214)	$330
Proceeds from sales	924	1,009
Gross gain on sales	2	2
Gross loss on sales	(4)	(4)

The table below shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized loss position as of 31 March 2026 and 31 December 2025. There were 85 government or government-related obligations (99 – 31 December 2025), 51 corporate obligations (141 – 31 December 2025), and 141 asset-backed/mortgage-backed securities (151 – 31 December 2025) that have been in continuous losses for over one year representing 21.54% (25.34% – 31 December 2025) of the total investments.

($ million)
	One year or less		Over one year		Total
	Fair	Unrealized		Unrealized		Unrealized
	Value	Losses	Fair Value	Losses	Fair Value	Losses
31 March 2026
Government or government-related obligations	$12,350	$168	$11,353	$299	$23,703	$467
Other securities
Corporate obligations	3,034	46	1,071	12	4,105	58
Asset/Mortgage-backed securities	358	2	517	78	875	80
Total	$15,742	$216	$12,941	$389	$28,683	$605

    OCR-6

continued

($ million)
	One year or less		Over one year		Total
	Fair	Unrealized		Unrealized		Unrealized
	Value	Losses	Fair Value	Losses	Fair Value	Losses
31 December 2025
Government or government-related obligations	$11,757	$77	$12,904	$308	$24,661	$385
Other securities
Corporate obligations	192	2	1,176	17	1,368	19
Asset/Mortgage-backed securities	19	0	546	76	565	76
Total	$11,968	$79	$14,626	$401	$26,594	$480

As of 31 March 2026, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 March 2026 and 31 December 2025 are as follows:

($ million)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose
Government or government-related obligations	$36,284	$34,596	$1,688	$–
Time deposits	12,472	–	12,472	–
Other securities	11,331	7,755	3,576	–
Securities transferred under repurchase agreements	1,185	1,185	–	–
Securities purchased under resale arrangements	240	–	240	–
Total at fair value	$61,512	$43,536	$17,976	$–
31 December 2025
Investments for liquidity purpose
Government or government-related obligations	$39,988	$36,968	$3,020	$–
Time deposits	7,559	–	7,559	–
Other securities	10,178	7,868	2,310	–
Securities transferred under repurchase agreements	872	872	–	–
Securities purchased under resale arrangements	252	–	252	–
Total at fair value	$58,849	$45,708	$13,141	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level

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2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, FX rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 31 March 2026 and 31 December 2025 are summarized below.

($ million)

	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities presented in	Gross amounts not offset in the balance sheet
	the balance	Financial	Collateral
	sheet	instruments	pledged	Net amount
31 March 2026
Payable under securities repurchase agreements	$1,186	$1,185	$–	$1

31 December 2025
Payable under securities repurchase agreements	$881	$872	$–	$9

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The contractual maturity of payable under securities repurchase agreements as of 31 March 2026 and 31 December 2025 are summarized below:

($ million)
	Remaining contractual maturity of the agreements
	1-30 Days	31-90 Days	> 90 Days	Total
31 March 2026
Payable under securities repurchase agreements
Government or government-related obligations	$1,186	$–	$–	$1,186

Gross amount of recognized liabilities for repurchase agreements disclosed above				1,186

Amounts related to agreements not included in offsetting disclosure				$–

31 December 2025
Payable under securities repurchase agreements
Government or government-related obligations	$881	$–	$–	$881

Gross amount of recognized liabilities for repurchase agreements disclosed above				881

Amounts related to agreements not included in offsetting disclosure				$–

NOTE E—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular loans and concessional loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

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As of 31 March 2026 and 31 December 2025, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

	31 March 2026		31 December 2025
Borrower	($ million)%		($ million)%
India	$26,186	16	$25,502	16
Philippines	18,717	11	17,473	11
Bangladesh	17,259	11	17,472	11
Pakistan	16,754	10	16,830	10
China, People's Republic of	16,750	10	16,924	10
Indonesia	14,522	9	14,456	9
Uzbekistan	8,281	5	8,355	5
Others (individually less than 5% of total loans)	45,425	28	45,298	28
	163,894	100	162,310	100

Fair value adjustment on loans	(902)		(939)
Allowance for credit losses	(644)		(568)
Unamortized loan origination costs—net	266		260
	(1,280)		(1,247)
Loans Outstanding	$162,614		$161,063

Note: Certain reclassifications have been made to conform to current year's presentation.

The following table summarizes the net loans outstanding by major category as of 31 March 2026 and 31 December 2025:

($ million)
	31 March 2026	31 December 2025
Sovereign loans
Regular	$120,709	$119,277
Concessional	35,239	35,458
Subtotal	155,948	154,735
Nonsovereign loans	6,666	6,328
Total	$162,614	$161,063

As of 31 March 2026 and 31 December 2025, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)

	31 March 2026			31 December 2025
	Undisbursed Committed		Loans	Undisbursed Committed		Loans
	Loans		Approved	Loans		Approved
		Not Yet	Not Yet		Not Yet	Not Yet
	Effective	Effective	Committed	Effective	Effective	Committed
Sovereign loans
Regular	$36,387	$1,459	$548	$32,186	$8,749	$1,065
Concessional	12,346	606	121	11,419	1,924	–
Subtotal	48,733	2,065	669	43,605	10,673	1,065
Nonsovereign loans	1,828	–	716	2,526	–	817
Total	$50,561	$2,065	$1,385	$46,131	$10,673	$1,882

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Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 31 March 2026 and 31 December 2025 is as follows:

($ million)

	Overdue Loan Service Payments
				Total Past
	1-90 Days	91-180 Days	> 180 Days	Due	Current	Total
31 March 2026
Sovereign loans
Regular	$–	$–	$–	$–	$121,310	$121,310
Concessional	5	3	28	36	35,460	35,496
Subtotal	5	3	28	36	156,770	156,806
Nonsovereign loans	5	7	54	66	7,022	7,088
Total	$10	$10	$82	$102	$163,792	163,894
Fair value adjustment on loans						(902)
Allowance for credit losses						(644)
Unamortized loan origination cost—net						266
Loans Outstanding						$162,614

31 December 2025
Sovereign loans
Regular	$0	$–	$–	$0	$119,913	$119,913
Concessional	3	5	23	31	35,683	35,714
Subtotal	3	5	23	31	155,596	155,627
Nonsovereign loans	8	2	52	62	6,621	6,683
Total	$11	$7	$75	$93	$162,217	162,310
Fair value adjustment on loans						(939)

Allowance for credit losses						(568)
Unamortized loan origination cost—net						260
Loans Outstanding						$161,063

0 = less than $0.5 million.

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,660 million ($1,321 million – 31 December 2025).

Loans in Non-Accrual Status

ADB places loans in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

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The following table provides a summary of financial information related to loans in non-accrual status:

($ million)

	31 March 2026	31 December 2025
As of:
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	504	509
Nonsovereign	92	92
Total	$596	$601

Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	–
Total	$–	$–

For the three months ended 31 March:	2026	2025
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	1
Total	$–	$1

a A loan loss provision has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Loans

Fair value adjustments on loans involve recognizing the loans at their FV at initial recognition and, where applicable, upon subsequent loan modifications, as required under applicable accounting standards.

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework. The resulting fair value adjustment on the transferred concessional loans amounted to $281 million and is recognized as income over the life of the loans based on their maturity structure and as the loan service payments are received. As of 31 March 2026, the unamortized balance of the FV adjustment on concessional loans was $136 million ($140 million – 31 December 2025).

Additional fair value adjustments were recognized on regular OCR loans as a result of loan conversions that required revaluation of the loans to reflect the prevailing market conditions at the conversion dates. The fair value adjustments are amortized over the remaining term of the loans. As of 31 March 2026, the unamortized balance of the FV adjustment on converted loans was $766 million ($799 million – 31 December 2025).

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Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

The amortized cost basis by origination year and internal risk rating for loans as of 31 March 2026 and 31 December 2025 is as follows:

($ million)

		31 March 2026
								Private
		Origination Year						sector
Risk Class	Risk Rating	2026	2025	2024	2023	2022	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$1	$4,559	$4,730	$5,073	$4,717	$58,487	$–	$77,567
Medium credit risk	6–8 (BB+ to BB–)	–	870	1,093	408	875	16,209	–	19,455
Significant credit risk	9–10 (B+ to B)	–	1,438	1,463	2,233	1,605	21,447	–	28,186
High credit risk and non-accrual	11–14 (B– to D)	13	1,224	1,961	1,395	2,468	23,946	–	31,007
Total Sovereign Loans		14	8,091	9,247	9,109	9,665	120,089	–	156,215

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	–	46	519	100	88	1,042	96	1,891
Medium credit risk	6–8 (BB+ to BB–)	74	771	710	597	194	581	107	3,034
Significant credit risk	9–10 (B+ to B)	–	224	217	55	95	615	105	1,311
High credit risk and non-accrual	11–14 (B– to D)	–	4	12	68	8	702	13	807
Total Nonsovereign Loans		74	1,045	1,458	820	385	2,940	321	7,043

Total		$88	$9,136	$10,705	$9,929	$10,050	$123,029	$321	$163,258

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,660 million.

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continued

($ million)

		31 December 2025
								Private
		Origination Year						sector
Risk Class	Risk Rating	2025	2024	2023	2022	2021	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$2,026	$4,647	$5,036	$4,665	$6,871	$52,512	$–	$75,757
Medium credit risk	6–8 (BB+ to BB–)	867	1,080	394	946	930	15,493	–	19,710
Significant credit risk	9–10 (B+ to B)	1,314	1,466	2,214	1,603	2,256	19,448	–	28,301
High credit risk and non-accrual	11–14 (B– to D)	1,167	1,958	1,357	2,454	2,430	21,853	–	31,219
Total Sovereign Loans		5,374	9,151	9,001	9,668	12,487	109,306	–	154,987

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	25	483	105	97	–	1,085	50	1,845
Medium credit risk	6–8 (BB+ to BB–)	179	716	608	196	136	586	97	2,518
Significant credit risk	9–10 (B+ to B)	191	244	124	103	20	648	115	1,445
High credit risk and non-accrual	11–14 (B– to D)	–	16	73	9	25	696	17	836
Total Nonsovereign Loans		395	1,459	910	405	181	3,015	279	6,644

Total		$5,769	$10,610	$9,911	$10,073	$12,668	$112,321	$279	$161,631

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,321 million.

No sovereign and nonsovereign loans were written off during the three months ended 31 March 2026 and for the year ended 31 December 2025.

ADB’s private sector programs include the Trade and Supply Chain Finance and Microfinance programs. No private sector programs were converted to term loans during the three months ended 31 March 2026 and for the year ended 31 December 2025.

ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding for the three months ended 31 March 2026 and for the year ended 31 December 2025, are as follows:

($ million)

	31 March 2026			31 December 2025
	Sovereign	Nonsovereign		Sovereign	Nonsovereign
	Loans	Loans	Total	Loans	Loans	Total
Beginning balance	$252	$316	$568	$254	$286	$540
Provision (Release of provision)	15	61	76	(2)	30	28
Ending balance	$267	$377	$644	$252	$316	$568

For the three months ended 31 March 2026 and for the year ended 31 December 2025, there were no loan modifications for borrowers facing financial difficulties.

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Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 31 March 2026, the amount of liability for credit losses on undisbursed loan commitments was $77 million ($83 million – 31 December 2025) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 31 March 2026 and 31 December 2025, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 31 March 2026 and 31 December 2025 is as follows:

($ million)

	31 March 2026	31 December 2025
Level 1	$–	$–
Level 2	–	–
Level 3	163,602	161,786
Total fair value	$163,602	$161,786

NOTE F—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

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The maximum potential exposure and outstanding amounts of these guarantee obligations as of 31 March 2026 and 31 December 2025 covered:

($ million)

	31 March 2026		31 December 2025
	Maximum		Maximum
	Potential	Outstanding	Potential	Outstanding
	Exposure	Amount	Exposure	Amount
Project
Sovereign
with counterguarantee	$541	$519	$533	$519
without counterguarantee	357	300	357	300
	898	819	890	819

Nonsovereign
with counterguarantee	75	32	76	33
without counterguarantee	98	42	100	44
	173	74	176	77
Subtotal	1,071	893	1,066	896

Private Sector Programs
Nonsovereign
with counterguarantee	926	926	875	875
without counterguarantee	1,409	1,409	1,290	1,290
Subtotal	2,335	2,335	2,165	2,165

Exposure Exchange Agreement	9,000	9,000	9,000	9,000

Total	$12,406	$12,228	$12,231	$12,061

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed and outstanding as of the end of the year, exclusive of the standby portion.

ADB entered into an exposure exchange agreement (EEA) with other multilateral development banks (MDBs) which is recognized as financial guarantees in the financial statements. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in non-accrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB receives a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). As of 31 March 2026, outstanding amount of guarantee provided under EEA amounted to $9.0 billion ($9.0 billion – 31 December 2025).

As of 31 March 2026, a total liability of $459 million ($472 million – 31 December 2025) relating to standby ready obligations for 10 credit risk guarantees (nine – 31 December 2025) and one political risk guarantee (one – 31

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December 2025)1 is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $420 million ($430 million – 31 December 2025) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 31 March 2026, a liability of $59 million ($56 million – 31 December 2025) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 31 March 2026 and 31 December 2025, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivables/ guarantee liabilities classified as Level 3 as of 31 March 2026 and 31 December 2025 are summarized below:

Valuation Technique	Unobservable Input	31 March 2026	31 December 2025
Discounted cash flows	Discount rates	2.22%	2.22%

_________________________________

[1]	ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable and liability for three months ended 31 March 2026 and for the year ended 31 December 2025:

($ million)
	31 March 2026		31 December 2025
	Receivable	Liability	Receivable	Liability
Balance, beginning of the period	$464	$472	$331	$331
Issuances	7	7	193	203
Amortization	(20)	(20)	(60)	(62)
Balance, end of the period	$451	$459	$464	$472

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS (LOSSES) from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 31 March 2026 and 31 December 2025 are as follows:

($ million)

	31 March 2026	31 December 2025
Equity method	$1,459	$1,429
Fair value method	556	563
Total	$2,015	$1,992

Additional information relating to equity investments reported at FV are as follows:

($ million)

	31 March 2026	31 December 2025
As of:
Cost	$501	$512
Fair value	556	563
Gross unrealized gains	126	118
Gross unrealized losses	(71)	(67)

For the three months ended 31 March:	2026	2025
Net unrealized gains (losses)	$7	$(16)
Net realized gains	1	1
Net gains (losses)	$8	$(15)

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As of 31 March 2026, approved equity investments that have not been committed/signed amounted to $108 million ($108 million – 31 December 2025) and committed/signed equity investments that have not been disbursed amounted to $763 million ($802 million – 31 December 2025).

Fair Value Disclosure

ADB’s equity investments reported at FV as of 31 March 2026 were $556 million ($563 million – 31 December 2025). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 31 March 2026 and 31 December 2025 is as follows:

($ million)

	31 March 2026	31 December 2025
Level 1	$207	$192
Level 2	61	61
Level 3	288	310
Total equity investments at fair value	$556	$563

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 31 March 2026 and 31 December 2025 are presented below.

	Fair Value		Range
Valuation Technique	($ million)	Unobservable Inputs	(Weighted Average)[a]
31 March 2026
Discounted cash flow	$69	Discount rate	10.8% – 23.6% (16.27%)
Comparable valuations	159	Price-to-book multiples	0.80x – 1.88x (1.25x)
		EV/EBITDA	10.70x – 11.60x (10.84x)
Net asset value	60	Discount	(40%)
	$288
31 December 2025
Discounted cash flow	$70	Discount rate	10.8% – 23.6% (16.20%)
Comparable valuations	173	Price-to-book multiples	0.50x – 1.10x (0.92x)
		EV/EBITDA	12.40x – 12.70x (12.44x)
Net asset value	67	Discount	(40%)
	$310

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization.

a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, price-to-earnings multiples and EV/Revenue will generally increase (decrease) the FV of the equity investments. The valuation techniques used for four Level 2 were changed in 2025 to reflect a more relevant FV measurement.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investments for the three months ended 31 March 2026 and for the year ended 31 December 2025:

($ million)

	Equity investments under FV Method
	31 March 2026	31 December 2025
Balance, beginning of the period	$310	$153
Transfer into Level 3	–	95
Disbursement	–	53
Divestment	(1)	(7)
Total unrealized (losses) gains
Included in earnings[a]	(14)	15
Included in other comprehensive income (loss)[b]	(8)	1
Balance, end of the period	$288	$310

The amount of total (losses) gains for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$(14)	$17

0 = less than $0.5 million.

a Included in net unrealized gains (losses) (OCR-2).

b Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 31 March 2026 and 31 December 2025, HTM and AFS other debt securities are as follows:

($ million)

	31 March 2026	31 December 2025
Available for sale	$230	$116
Held-to-maturity	396	457
	626	573
Allowance for credit losses	(20)	(21)
Total	$606	$552

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continued

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 31 March 2026 and 31 December 2025 are presented below:

($ million)

	31 March 2026		31 December 2025
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
Due in 1 year or less	$70	$90	$62	$82
Due after 1 year through 5 years	451	459	419	415
Due after 5 years through 10 years	103	80	89	73
Due after 10 years through 15 years	–	–	–	–
Due after 15 years through 20 years	–	1	–	1
Total	$624	$630	$570	$571

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 31 March 2026 and 31 December 2025 is as follows:

($ million)

		31 March 2026
		Origination Year
Risk Class	Risk Rating	2026	2025	2024	2023	2022	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$–	$8	$–	$8
Medium credit risk	6-8 (BB+ to BB–)	–	93	30	68	6	76	273
Significant credit risk	9-10 (B+ to B)	–	–	26	–	–	–	26
High credit risk and non-accrual	11-14 (B– to D)	–	–	–	–	–	89	89
Total		$–	$93	$56	$68	$14	$165	$396

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $12 million.

($ million)

		31 December 2025
		Origination Year
Risk Class	Risk Rating	2025	2024	2023	2022	2021	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$9	$–	$–	$9
Medium credit risk	6-8 (BB+ to BB–)	99	32	75	19	31	65	321
Significant credit risk	9-10 (B+ to B)	23	12	–	–	–	–	35
High credit risk and non-accrual	11-14 (B– to D)	–	–	–	–	–	92	92
Total		$122	$44	$75	$28	$31	$157	$457

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $11 million.

OCR-6

continued

Internal risk ratings of HTM debt securities are updated annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities during the three months ended 31 March 2026 and for the year 31 December 2025 are as follows:

($ million)

	31 March 2026	31 December 2025
Balance, beginning of the period	$21	$14
(Release of provision) Provision	(1)	7
Balance, end of the period	$20	$21

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

As of 31 March 2026 and 31 December 2025, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 31 March 2026, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $6 million ($5 million – 31 December 2025) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The hierarchy of FV of ADB’s other debt securities as of 31 March 2026 and 31 December 2025 is as follows:

($ million)

	31 March 2026	31 December 2025
Level 1	$105	$106
Level 2	114	–
Level 3	411	465
Total at fair value	$630	$571

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continued

There are two AFS other debt security classified as Level 3 as of 31 March 2026 (two – 31 December 2025).

The valuation technique and significant unobservable input for AFS other debt securities classified as Level 3 as of 31 March 2026 and 31 December 2025 are as follows:

Valuation Technique	Inputs	31 March 2026	31 December 2025
Discounted cash flows	Discount rate	20.54%	20.45%
Scenario-based financial model	Future cash flows	89.79%	88.51%

Significant increase (decrease) in the discount rate, independently, will generally decrease (increase) the FV of the debt securities.

The following table presents the changes in the carrying amounts of ADB’s Level 3 other debt securities at fair value method for the three months ended 31 March 2026 and for the year ended 31 December 2025:

($ million)

	31 March 2026	31 December 2025
Balance, beginning of the period	$10	10
Total unrealized income included in accumulated other comprehensive income (loss)[a]	0	0
Balance, end of the period	$10	$10

The amount of total income for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[a] relating to assets still held at the reporting date	$2	$0

0 = less than $0.5 million.

a Included in unrealized holding (losses) gains from other debt securities — operations and accumulated translation adjustments (Note N).

Additional information relating to other debt securities classified as AFS are as follows:

($ million)

As of:	31 March 2026	31 December 2025
Amortized cost	$227	$113
Fair value	230	116
Gross unrealized gains	4	5
Gross unrealized losses	(1)	(2)

For the three months ended 31 March:	2026	2025
Change in net unrealized gains or losses from prior period	(0)	4

0 = less than $0.5 million.

As of 31 March 2026, ADB had the intent to hold and was not required to sell the AFS other debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

OCR-6

continued

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Future dated derivatives as of 31 March 2026 amounted to $2 million for derivative assets ($6 million – 31 December 2025) and $29 million for derivative liabilities ($5 thousand – 31 December 2025).

Fair Value Disclosure

The FV hierarchy of ADB’s derivatives as of 31 March 2026 and 31 December 2025 are as follows:

($ million)

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
31 March 2026
Derivative Assets
Currency Swaps[a]	$–	$4,655	$1,537	$6,192
Interest rate swaps	–	731	1	732
	$–	$5,386	$1,538	6,924
Less:
Amounts subject to legally enforceable master netting agreements				(5,366)
Cash collateral received[b]				(254)
Derivative Assets, net				$1,304

Derivative Liabilities
Currency Swaps[a]	$–	$4,271	$335	$4,606
Interest rate swaps	–	2,810	1	2,811
	$–	$7,081	$336	7,417
Less:
Amounts subject to legally enforceable master netting agreements				(5,366)
Derivative Liabilities, net				$2,051

a Includes currency forward contracts and structured swaps.

b Excludes excess collateral received.

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continued

($ million)
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
31 December 2025
Derivative Assets
Currency Swaps[a]	$–	$5,681	$1,369	$7,050
Interest rate swaps	–	984	2	986
	$–	$6,665	$1,371	8,036
Less:
Amounts subject to legally enforceable master netting agreements				(5,514)
Cash collateral received[b]				(1,065)
Derivative Assets, net				$1,457

Derivative Liabilities
Currency Swaps[a]	$–	$4,109	$342	$4,451
Interest rate swaps	–	2,614	0	2,614
	$–	$6,723	$342	7,065
Less:
Amounts subject to legally enforceable master netting agreements				(5,514)
Derivative Liabilities, net				$1,551

0 = less than $0.5 million.

a Includes currency forward contracts and structured swaps.

b Excludes excess collateral received.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, FX rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from market data providers and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 31 March 2026 and 31 December 2025 are presented below:

	Unobservable	Range (Weighted Average)[a]
Valuation Technique	Inputs	31 March 2026	31 December 2025
Discounted cash flows	Basis swap spreads	-0.54% to 42.45% (3.8%)	-0.3% to 33.63% (-97.7%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

OCR-6

continued

The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the three months ended 31 March 2026 and for the year ended 31 December 2025:

($ million)

	Derivative Assets (Liabilities)
	Currency	Interest Rate
	Swaps[a]	Swaps	Total
31 March 2026
Balance, beginning of the period	$1,027	$2	$1,029
Total realized/unrealized (losses) gains
Included in earnings	(49)	(2)	(51)
Included in other comprehensive income (loss)[b]	241	(0)	241
Issuances	24	–	24
Maturities/Redemptions	(41)	–	(41)
Balance, end of the period	$1,202	$(0)	$1,202

The amount of total losses for the year included in earnings attributable to the change in net unrealized gains or losses[c] relating to assets/liabilities still held at the reporting date	$(27)	$(2)	$(29)

31 December 2025
Balance, beginning of the period	$821	$(1)	$820
Total realized/unrealized (losses) gains
Included in earnings	(74)	3	(71)
Included in other comprehensive income (loss)[b]	137	(0)	137
Issuances	(985)	–	(985)
Maturities/Redemptions	(36)	–	(36)
Sub-total	(137)	2	(135)

Change related to the net presentation of derivatives (Note B)	1,164	–	1,164
Balance, end of the period	$1,027	$2	$1,029

The amount of total gains for the year included in earnings attributable to the change in net unrealized gains or losses[c] relating to assets/liabilities still held at the reporting date[d]	$44	$1	$45

0 = less than $0.5 million.

a Includes currency forward contracts and structured swaps.

b Included in accumulated translation adjustments (Note N).

c Included in net unrealized gains (losses) (OCR-2).

d Includes changes related to the net presentation of derivatives (Note B).

OCR-6

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

		Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives
	Location of Gain (Loss) recognized in Income	31 March	31 March
	(Expenses) on Derivatives	2026	2025
Borrowings related derivatives
Currency swaps	Borrowing and related expenses	$(44)	(189)
	Net Unrealized Gains (Losses)	(549)	(63)
Interest rate swaps	Borrowing and related expenses	(151)	(423)
	Net Realized Gains (Losses)	(0)	–
	Net Unrealized Gains (Losses)	(449)	1,150
Foreign exchange swaps	Borrowing and related expenses	–	1
	Net Unrealized Gains (Losses)	–	(0)
		$(1,193)	$476
Investments related derivatives
Currency swaps	Revenue from investments for liquidity purpose	$136	$143
	Net Unrealized Gains (Losses)	50	19
Interest rate swaps	Revenue from investments for liquidity purpose	29	16
	Net Unrealized Gains (Losses)	(5)	(26)
	Net Realized Gains (Losses)	2	–
Foreign exchange swaps	Revenue from investments for liquidity purpose	51	69
	Net Unrealized Gains (Losses)	(5)	(1)
Foreign exchange forwards	Net Unrealized Gains (Losses)	1	–
		$259	$220
Loans related derivatives
Currency swaps	Revenue from Loans ─ Operations	$98	$653
	Net Unrealized Gains (Losses)	64	(9)
Interest rate swaps	Revenue from Loans ─ Operations	5	6
	Net Unrealized Gains (Losses)	(1)	5
		$166	$655

0 = less than $0.5 million.

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the derivative counterparty fails to perform its obligations. In order to reduce credit risk, ADB transacts with counterparties eligible under ADB’s swap guidelines which include a requirement that the counterparties have at least a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under

OCR-6

continued

these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Counterparty credit risk is mitigated by requiring counterparties to post collateral based on specified credit rating-driven thresholds. Collateral received may be in the form of cash or liquid securities. Cash collateral received is either (i) held and presented under swap-related and other collateral, or (ii) invested and presented as investments, with a corresponding obligation to return the cash. As of 31 March 2026, ADB had received total collateral of $2,040 million ($2,599 million – 31 December 2025) in connection with the swap agreements, comprising of $765 million ($1,227 million – 31 December 2025) in cash and $1,275 million ($1,372 million – 31 December 2025) in liquid securities.

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement).

The following table summarizes the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show ADB’s net exposure on its derivative asset positions.

($ million)

	31 March 2026		31 December 2025
	Derivative	Derivative	Derivative	Derivative
	assets	liabilities	assets	liabilities
Interest rate swaps	$732	$(2,811)	$986	$(2,614)
Currency swaps[a]	6,192	(4,606)	7,050	(4,451)
Gross total	6,924	(7,417)	8,036	(7,065)
Amounts subject to legally enforceable master netting agreements	(5,366)	5,366	(5,514)	5,514
Cash collateral received[b]	(254)	–	(1,065)	–
Net derivative position in the balance sheet	1,304	(2,051)	1,457	(1,551)
Securities collateral received[b]	(1,232)	–	(1,306)	–

Net derivative exposure after collateral	$72	$(2,051)	$151	$(1,551)

a Includes currency forward contracts and structured swaps.

b Excludes excess collateral received.

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continued

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 31 March 2026 and 31 December 2025 is as follows:

($ million)
	31 March 2026	31 December 2025
Land	$10	$10
Buildings and improvements	117	114
Office furniture and equipment	159	156
Right-of-use asset	67	56
Total	$354	$336

Land, buildings and improvements, and office furniture and equipment are shown at net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 31 March 2026, lease liability amounted to $64 million ($53 million – 31 December 2025) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE K—RELATED PARTY TRANSACTIONS

As of 31 March 2026 and 31 December 2025, ADB had the following net receivables from and payable to ADF, external funded trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
	31 March 2026	31 December 2025
Amounts receivable from (payable to):
Asian Development Fund	$56	$47
Other Special Funds	1	1
Trust Funds and Others—net	7	0
Employee Benefit Plans	(6)	10
Total	$58	$58

0 = less than $0.5 million.

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

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continued

The carrying amounts of ADB’s outstanding borrowings as of 31 March 2026 and 31 December 2025 are as follows:

($ million)
	31 March 2026	31 December 2025
At Amortized cost	$2,455	$2,755
At Fair value	165,773	163,196
Total	$168,228	$165,951

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, FX rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, FX rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive income (loss) account.

The FV hierarchy of ADB’s outstanding borrowings reported at amortized cost and FV as of 31 March 2026 and 31 December 2025 are as follows:

($ million)
	31 March 2026	31 December 2025
At Amortized cost
Level 1	$–	$–
Level 2	1,815	2,180
Level 3	722	645
Sub-total	2,537	2,825

At Fair value
Level 1	–	–
Level 2	153,832	151,393
Level 3	11,941	11,803
Sub-total	165,773	163,196
Total borrowings at fair value	$168,310	$166,021

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s borrowings classified as Level 3 as of 31 March 2026 and 31 December 2025 are presented below:

	Unobservable	Range (Weighted Average)[a]
Valuation Technique	Inputs	31 March 2026	31 December 2025
Discounted cash flows	Derived credit spreads	0.02% to 3.79% (0.26%)	-2.11% to 4.66% (0.18%)

[a]	Unobservable inputs were weighted by the relative fair value of the instruments.

OCR-6

continued

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the three months ended 31 March 2026 and for the year ended 31 December 2025:

($ million)
	31 March 2026	31 December 2025
Balance, beginning of year	$11,803	$7,175
Total losses (gains) - (realized/unrealized)
Included in earnings[a]	(181)	573
Included in other comprehensive income[b]	(52)	256
Issuances	1,738	5,111
Maturities/Redemptions	(1,367)	(1,312)
Balance, end of year	$11,941	$11,803

The amount of total (gains) losses for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$(110)	$150

The amount of total gains for the year included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$(1)	$(88)

[a]	Included in net unrealized gains (losses) (OCR-2).

[b]	Included in unrealized holdings gains from borrowings and accumulated translation adjustments (Note M).

[c]	Included in unrealized holding gains from borrowings (Note M).

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB totaling 10,639,233 shares was fully subscribed by members. Of the subscribed shares, 10,106,089 are “callable” and 533,144 are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. As of 31 March 2026, nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $6 million ($5 million – 31 December 2025).

As of 31 March 2026, the value of the SDR in terms of the US dollar was $1.357801 ($1.370710 – 31 December 2025) giving a value for each share of ADB’s capital equivalent to $13,578.01 ($13,707.10 – 31 December 2025).

Türkiye became a ADB’s regional member effective 30 April 2025, having previously joined as a nonregional member in 1991.

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continued

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and post-retirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

The changes in Accumulated Other Comprehensive Loss balances for the three months ended 31 March 2026 and 2025 are as follows:

($ million)
		Unrealized Holding (Losses) Gains
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other debt securities — Operations	Borrowings	Pension/ Postretirement Liability Adjustments	Accumulated Other Comprehensive Loss
Balance, 1 January 2026	$133	$(292)	$(3)	$3	$(324)	$248	$(235)
Other comprehensive (loss) income before reclassifications	(64)	(204)	–	(0)	209	–	(59)
Amounts reclassified from accumulated other comprehensive income (loss)	–	0	–	–	–	(2)	(2)
Net current-period other comprehensive (loss) income	(64)	(204)	–	(0)	209	(2)	(61)
Balance, 31 March 2026	$69	$(496)	$(3)	$3	$(115)	$246	$(296)

Balance, 1 January 2025	$(161)	$(848)	$(4)	$(3)	$253	$524	$(239)
Other comprehensive income (loss) before reclassifications	89	293	–	4	2	–	388
Amounts reclassified from accumulated other comprehensive income (loss)	–	4	–	–	–	(6)	(2)
Net current-period other comprehensive income (loss)	89	297	–	4	2	(6)	386
Balance, 31 March 2025	$(72)	$(551)	$(4)	$1	$255	$518	$147

0 = less than $0.5 million.

[a]	Includes securities transferred under repurchase agreements.

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continued

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the three months ended 31 March 2026 and 2025 are presented below:

($ million)
Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]		Affected Line Item in the Statement of Income and Expenses
	2026	2025
Unrealized Holding (Losses) Gains Investments for liquidity purpose	$(0)	$(4)	NET REALIZED GAINS (LOSSES)
			From investments for liquidity purpose
Pension/Postretirement Liability Adjustments Actuarial losses	2	6	Administrative expenses
Total reclassifications for the year	$2	$2

0 = less than $0.5 million.

[a]	Amounts in parentheses indicate debits to net income.

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the three months ended 31 March 2026 was $1,624 million ($1,784 million – 2025). This comprises interest income totaling $1,613 million ($1,774 million – 2025), and commitment charges and other income2 totaling $11 million ($10 million – 2025). The average return on the loan portfolio for the three months ended 31 March 2026 was 3.9% (4.4% – 2025).

REVENUE from investments for liquidity purpose for the three months ended 31 March 2026 was $598 million ($616 million – 2025). This comprises interest income including interest earned from securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the three months ended 31 March 2026 was 3.9% (4.3% – 2025) excluding unrealized gains and losses on investments.

REVENUE from equity investment operations for the three months ended 31 March 2026 amounted to $22 million ($62 million – 2025). This comprises gains from equity method investments totaling $14 million ($61 million – 2025) and dividend and other income and expenses from equity investments totaling $8 million ($1 million – 2025).

REVENUE from other debt securities for the three months ended 31 March 2026 was $8 million consisting mostly of interest income ($12 million – 2025).

REVENUE from other sources—net for the three months ended 31 March 2026 was $33 million ($27 million – 2025). This included income received as administration fees for projects and/or programs totaling $7 million ($6 million – 2025), and other miscellaneous income totaling $26 million ($21 million – 2025).

[2]	Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

OCR-6

continued

Borrowings and related expenses for the three months ended 31 March 2026 amounted to $1,665 million ($1,856 million – 2025). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 3.9% (4.5% – 2025).

Administrative expenses for the three months ended 31 March 2026 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $237 million ($206 million – 2025), $27 million ($20 million – 2025) was accordingly charged to the ADF.

For the three months ended 31 March 2026, net provision for credit losses amounted to $63 million ($52 million – 2025).

Net realized gains for the three months ended 31 March 2026 was $2 million ($1 million losses – 2025). This included gains on sale of investments for liquidity purpose totaling $1 million ($2 million losses – 2025), and gains on sale of equity investments of $1 million ($1 million – 2025).

The following table provides information on the unrealized gains or losses included in income for the three months ended 31 March 2026 and 2025:

($ million)
	2026	2025
Fair value changes from:
Borrowings and related derivatives	$78	$(50)
Loans related derivatives	63	(4)
Investments related derivatives	41	(8)
Equity investments	7	(16)
Translation adjustments in non-functional currencies	5	2
Total	$194	$(76)

OCR-6

continued

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 31 March 2026 and 31 December 2025 are summarized below:

($ million)
	31 March 2026		31 December 2025
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:
ASSETS:
Due from banks	$567	$567	$496	$496
Investments for liquidity purpose (Note C)	60,087	60,087	57,725	57,725
Securities transferred under repurchase agreements (Note D)	1,185	1,185	872	872
Securities purchased under resale arrangements (Note C)	240	240	252	252
Loans outstanding — operations (Note E)	162,614	163,602	161,063	161,786
Equity investments — operations carried at fair value (Note G)	556	556	563	563
Other debt securities — operations (Note H)	606	630	552	571
Derivative assets (Note I)	1,304	1,304	75,750	75,750
Swap related and other collateral (Note I)	498	498	508	508
Future guarantee receivable (Note F)	451	451	464	464

LIABILITIES:
Borrowings (Note L)	168,228	168,310	165,951	166,021
Derivative liabilities (Note I)	2,051	2,051	78,627	78,627
Payable under securities repurchase agreements (Note D)	1,186	1,186	881	881
Swap related and other collateral (Note I)	542	542	193	193
Guarantee liability (Note F)	459	460	472	472

As of 31 March 2026 and 31 December 2025, ADB has no assets or liabilities measured at FV on a non-recurring basis.

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $14,013 million in various currencies.

On 4 May 2026, the Board of Governors approved the allocation of (i) $926 million to ordinary reserve; (ii) $394 million to the ADF; (iii) $130 million to the Technical Assistance Special Fund; and (iv) $10 million to the Asia Pacific Disaster Response Fund, in each case, as part of OCR’s 2025 net income allocation.

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

CONDENSED BALANCE SHEET

31 March 2026 and 31 December 2025

Expressed in Millions of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS
DUE FROM BANKS		$2		$2
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)
Government or government-related obligations	$3,692		$3,872
Time deposits	518		374
Corporate obligations	730	4,940	723	4,969
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note C)		18		18
ACCRUED REVENUE		34		39
ADVANCES FOR GRANTS (Note I)		550		562
OTHER ASSETS (Note F)		76		80

TOTAL		$5,620		$5,670

LIABILITIES AND FUND BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds and other liabilities (Note E)		$71		$57
Advance payments on contributions (Note F)		120		142
Undisbursed grants (Note I)		3,871		3,787
Total Liabilities		4,062		3,986
FUND BALANCES (ADF-4)
Contributions received
Contributed resources (Note F)	$37,302		$37,279
Unamortized discount	(114)	37,188	(113)	37,166
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		4,304		4,304
		41,492		41,470

Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(335)		(369)
Accumulated deficit
From assets transfer to OCR	(31,029)		(31,029)
From others	(7,017)	(38,046)	(6,858)	(37,887)
Accumulated other comprehensive loss (Note G)		(1,553)		(1,530)
Total Fund Balance		1,558		1,684

TOTAL		$5,620		$5,670

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars

	2026	2025

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	42	35

EXPENSES
Grants (Note I)	(173)	(262)
Administrative expenses (Notes E and H)	(27)	(20)
Amortization of discounts on contributions	(2)	(1)

TOTAL EXPENSES	(202)	(283)

NET UNREALIZED GAINS (LOSSES)	1	(0)

NET LOSS	$(159)	$(248)

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars

	2026	2025

NET LOSS (ADF-2)	$(159)	$(248)

Other comprehensive income (loss) (Note G)
Unrealized investment holding (losses) gains on investments for liquidity purpose	(22)	59

COMPREHENSIVE LOSS	$(181)	$(189)

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-4

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars

	2026	2025
Balance, 1 January	$1,684	$1,968
Comprehensive loss (ADF-3, Note G)	(181)	(189)
Contributions made available for operational commitment	21	13
Net amortization of discount on donor's contribution	0	0
Demand obligations received	(2)	–
Encashment of demand obligations	36	20

Balance, 31 March	$1,558	$1,812

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-5

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Millions of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$45	$33
Interest received from securities purchased under resale arrangement	0	0
Administrative expenses paid	(17)	(28)
Grants disbursed	(77)	(103)
Net Cash Used in Operating Activities	(49)	(98)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	5,321	4,469
Purchases of investments for liquidity purpose	(5,313)	(4,415)
Receipts from securities purchased under resale arrangements	1,345	1,419
Payments for securities purchased under resale arrangements	(1,344)	(1,418)
Net Cash Provided by Investing Activities	8	55

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	41	29
Cash Provided by Financing Activities	41	29
Effect of Exchange Rate Changes on Due from Banks	0	0
Net Decrease in Due from Banks	(0)	(14)
Due from Banks at Beginning of Period	2	16
Due from Banks at End of Period	$2	$2

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In September 2024, the Board of Governors adopted a resolution providing for the 13th replenishment of the Asian Development Fund (ADF 14) and the eighth regularized replenishment of the Technical Assistance Special Fund (TASF).1 The replenishment which became effective on 23 April 2025 provides resources to finance the ADF grant program and the TASF operations from 2025-2028. As of 31 March 2026, ADB received instruments of contributions from 34 donors totaling $2,399 million, which represent 93.2% of the total ADF and TASF donor contribution commitment amounting to $2,573 million. Donors agreed to allocate $560 million to TASF out of the total replenishment.2

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

The preparation of financial statements requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments.

The US dollar is the functional and reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

[1]	ADB. 2024. Board of Governors’ Resolution No. 427: Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund. Manila.

[2]	US dollar equivalent based on exchange rates in Board of Governors’ Resolution No. 427.

ADF-6

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13 and ADF 14.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that are not made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

A liability is recorded for off-balance sheet credit exposures for financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD).

ADF-6

continued

Accounting and Reporting Developments

In December 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on ADF’s interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on ADF’s financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

ADB records time deposits on the settlement dates and all other investment securities on the trade date.

The FV and amortized cost of investments for liquidity purpose as of 31 March 2026 and December 31, 2025 are as follows:

($ million)
	31 March 2026		31 December 2025
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$1,381	$1,386	$1,271	$1,277
Due after one year through five years	2,270	2,305	2,333	2,356
Due after five years through ten years	1,271	1,285	1,322	1,325
Due after ten years through fifteen years	18	18	43	42
Total	$4,940	$4,994	$4,969	$5,000

ADF-6

continued

Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	31 March 2026	31 December 2025
As of
Amortized cost	$4,476	$4,626
Fair value	4,422	4,595
Gross unrealized gains	15	29
Gross unrealized losses	(69)	(60)

($million)
For the three months ended 31 March	2026	2025
Change in net unrealized gains and losses from prior year	(22)	59

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2026, including securities purchased under resale arrangements, was 3.3% (3.0% – 2025) excluding unrealized gains and losses on investment securities, and 2.9% (4.3% – 2025) including unrealized gains and losses on investment securities.

The table below provides a listing of investments that sustained unrealized losses as of 31 March 2026 and 31 December 2025. There were 95 government or government-related obligations (116 – 31 December 2025) and six corporate obligations (six – 31 December 2025) that have been in continuous losses for over one year.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 31 March 2026
Government or government-related obligations	$1,118	$11	$1,659	$57	$2,777	$67
Corporate obligations	75	0	115	1	190	1
Total	$1,193	$11	$1,774	$58	$2,967	$69

As of 31 December 2025
Government or government-related obligations	$516	$2	$1,944	$56	$2,460	$58
Corporate obligations	–	–	114	2	114	2
Total	$516	$2	$2,058	$58	$2,574	$60

0 = less than $0.5 million.

Note: Numbers may not sum precisely because of rounding.

As of 31 March 2026, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

ADF-6

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 March 2026 and 31 December 2025 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose
Government or government-related obligations	$3,692	$3,612	$80	$–
Time deposits	518	–	518	–
Corporate obligations	730	730	–	–
Securities purchased under resale arrangements	18	–	18	–
Total at fair value	$4,958	$4,342	$616	$–

31 December 2025
Investments for liquidity purpose
Government or government-related obligations	$3,872	$3,789	$83	$–
Time deposits	374	–	374	–
Corporate obligations	723	723	–	–
Securities purchased under resale arrangements	18	–	18	–
Total at fair value	$4,987	$4,512	$475	$–

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 31 March 2026, the guarantees have a maximum potential exposure of $9 million ($9 million – 31 December 2025) and an outstanding amount of $4 million ($4 million – 31 December 2025). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

Included in Payable to related funds and other liabilities as of 31 March 2026 is the net amount of $56 million ($47 million – 31 December 2025) payable to OCR and $14 million ($10 million – 31 December 2025) payable to TASF. The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents specific portion of installment payments received from donors for ADF 14 that were allocated to the TASF.

ADF-6

continued

As of 31 March 2026, ADF guarantees to OCR under the PSW had a maximum potential exposure of $9 million ($9 million – 31 December 2025).

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

As of 31 March 2026, a total of $1,874 million was committed and acknowledged for ADF 14, of which $466 million was made available for operational commitment, and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 31 March 2026 totaled $120 million ($142 million – 31 December 2025) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $56 million ($73 million – 31 December 2025) were received in cash, while the remaining $64 million ($69 million – 31 December 2025) were received in demand obligations and were also reported under OTHER ASSETS.

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive income (loss) (ADF-3). Other comprehensive income (loss) includes unrealized gains and losses on available for sale securities.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the three months ended 31 March 2026 and 2025:

($ million)
	Accumulated Other Comprehensive Loss
	2026	2025
Balance, 1 January	$(1,530)	$(1,654)
Unrealized Holding (Losses) Gains on Investments for Liquidity Purpose
Other comprehensive (losses) gains before reclassification	(22)	59
Balance, 31 March	$(1,553)	$(1,595)

There were no reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the three months ended 31 March 2026 and 2025.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During the three months ended 31 March 2026, 15 grants (19 grants – 2025) became effective resulting in a total Grants expense of $173 million ($262 million – 2025), net of $0.3 million ($0.2 million – 2025) undisbursed grants that were reversed as reduction in grant expenses. The undisbursed grants of $3,871 million as of 31 March 2026 ($3,787 million – 31 December 2025) includes $550 million ($562 million – 31 December 2025) advances under grants.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

ADF-6

continued

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these condensed financial statements are available for issuance. On 4 May 2026, the Board of Governors approved the transfer of $394 million to the ADF as part of OCR’s 2025 net income allocation.

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2026 and 31 December 2025

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS
DUE FROM BANKS (Note H)		$4,112		$7,776

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and H)
Government or government-related obligations	$402,651		$410,824
Time deposits	307,468		344,704
Corporate obligations	151,791	861,910	142,254	897,782

ACCRUED REVENUE		4,033		4,760

DUE FROM CONTRIBUTORS (Note F)		402,114		406,734

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)		2,827		3,375

OTHER ASSETS (Note D)		15,131		12,004

TOTAL		$1,290,127		$1,332,431

LIABILITIES AND UNCOMMITTED BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$567		$175
Advance payment on contributions	–		774
Deferred credits (Note E)	–	$567	1,071	$2,020

UNDISBURSED TECHNICAL ASSISTANCE (Note E)		771,294		812,625

TOTAL LIABILITIES		771,861		814,645

UNCOMMITTED BALANCES (TASF-2), represented by:
Net assets without donor restrictions		518,266		517,786

TOTAL		$1,290,127		$1,332,431

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS
CONTRIBUTIONS (Note F)	$6,179	$3,242

REVENUE
From investments for liquidity purpose—net (Note C)	5,783	12,906
From other sources (Notes D and E)	5,377	2,633
Total	17,339	18,781

EXPENSES
Technical assistance—net (Notes E and G)	(9,325)	(7,226)
Administrative expenses (Note D)	(2,533)	(2,456)
Financial expenses	(16)	(16)
Total	(11,874)	(9,698)

CONTRIBUTIONS AND REVENUE
IN EXCESS OF EXPENSES	5,465	9,083

EXCHANGE (LOSSES) GAINS—net	(4,985)	117

INCREASE IN NET ASSETS	480	9,200

NET ASSETS AT BEGINNING OF PERIOD	517,786	93,570

NET ASSETS AT END OF PERIOD	$518,266	$102,770

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$746	$1,276
Interest received on investments for liquidity purpose	8,090	6,976
Technical assistance disbursed	(48,547)	(46,068)
Financial expenses paid	(16)	(16)
Others—net	1,773	178

Net Cash Used in Operating Activities	(37,954)	(37,654)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,664,775	2,844,256
Purchases of investments for liquidity purpose	(1,630,484)	(2,808,418)

Net Cash Provided by Investing Activities	34,291	35,838

Effect of Exchange Rate Changes on Due from Banks	(1)	(0)

Net Decrease in Due from Banks	(3,664)	(1,816)

Due from Banks at Beginning of Period	7,776	7,553

Due from Banks at End of Period	$4,112	$5,737

0 is less than $500

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-4

ASIAN DEVELOPMENT BANK— TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In September 2024, the Board of Governors adopted a resolution for the 13th replenishment of the ADF and the eighth regularized replenishment of the TASF (ADF 14).1 The replenishment will provide grant financing to eligible recipients from 2025 to 2028. Donors agreed to allocate $560 million to TASF out of the total replenishment. As of 31 March 2026, TASF received contribution commitments from 33 donors totaling $520 million, or 93% of the total commitment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

____________________________________________

[1]	ADB. 2024. Board of Governors’ Resolution No. 427 – Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of theTechnical Assistance Special Fund.

TASF-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. This Update has no material impact on the financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on TASF’s interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on TASF’s financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During three months ended 31 March 2026, REVENUE From investments for liquidity purpose of $5,783,000 ($12,906,000 – 2025) included income from securities, time deposits and corporate obligations of $7,458,000 ($7,170,000 – 2025) and unrealized investment holding losses of $1,675,000 ($5,736,000 gains – 2025).

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2026 was 3.2% (4.3% – 2025).

TASF-4

continued

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)

	31 March 2026			31 December 2025
Investments for liquidity purpose	0-1 year	>1 year	Total	0-1 year	>1 year	Total
Government or government-related obligations	$88,684	$313,967	$402,651	$107,846	$302,978	$410,824
Time deposits	307,468	–	307,468	344,704	–	344,704
Corporate obligations	63,320	88,471	151,791	63,241	79,013	142,254
Total at fair value	$459,472	$402,438	$861,910	$515,791	$381,991	$897,782

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose
Government or government-related obligations	$402,651	$374,806	$27,845	$–
Time deposits	307,468	–	307,468	–
Corporate obligations	151,791	151,791	–	–
Total at fair value	$861,910	$526,597	$335,313	$–

31 December 2025
Investments for liquidity purpose
Government or government-related obligations	$410,824	$382,940	$27,884	$–
Time deposits	344,704	–	344,704	–
Corporate obligations	142,254	142,254	–	–
Total at fair value	$897,782	$525,194	$372,588	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the five most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering TA which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5%

TASF-4

continued

of amounts disbursed for TA projects. For the three months ended 31 March 2026, the calculated service fee was $2,533,000 ($2,456,000 – 2025) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)

	31 March 2026	31 December 2025
Receivable from:
Asian Development Fund	$14,458	$10,161
Japan Special Fund—net	11	26
Financial Sector Development Partnership Special Fund	3	65
Climate Change Fund—net	2	29
Regional Cooperation and Integration Fund—net	–	52
Trust Funds—net	583	1,665
Total	$15,057	$11,998

Payable to:
Ordinary capital resources—net	$495	$171

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

During three months ended 31 March 2026, 12 TA projects and 10 supplementary TA (10 TA projects and 8 supplementary TA – 2025) became effective resulting in a total TA expense of $9,325,000 ($7,226,000 – 2025), net of $6,820,000 ($5,489,000 – 2025) undisbursed TA that were reversed as a reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. As of 31 March 2026, the undisbursed TA of $771,294,000 ($812,625,000 – 31 December 2025) includes $2,827,000 ($3,375,000 – 31 December 2025) advances for TA.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to the recovery of the full cost of the TA or provided on a reimbursable basis. During three months ended 31 March 2026, there were $2,823,000 TA reimbursements ($150,000 – 2025) included in REVENUE From other sources.

As of 31 March 2026, there was no reimbursable TA (1,071,000 – 31 December 2025) received in advance of the TA effectiveness and included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

TASF-4

continued

NOTE F—CONTRIBUTIONS

During the three months ended 31 March 2026, TASF received total contributions of $6,179,000 ($3,242,000 – 2025) from additional contributions from ADF 14. During the period, TASF received cash and promissory notes from ADF replenishments and direct voluntary, comprising of the following:

($ thousand)

	31 March 2026	31 March 2025

Direct Voluntary	$–	$–

Regularized Replenishments
ADF 14	$5,457	$810

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)

	31 March 2026	31 December 2025

Direct Voluntary	$–	$–

Regularized Replenishments
ADF 14	$372,236	$376,757
ADF 13	6,067	6,067
ADF X	19,662	19,748
ADF IX	4,149	4,162
	402,114	406,734
Total	$402,114	$406,734

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the three months ended 31 March 2026 and 2025 are as follows:

($ thousand)

	31 March 2026	31 March 2025
Consultants	$12,195	$7,703
Trainings and seminars	2,767	3,859
Equipment	242	10
Studies	141	170
Other expenses—net [a]	(6,020)	(4,516)
Total	$9,325	$7,226

a Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

TASF-4

continued

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2026, TASF has liquidity of $463,584,000 ($523,567,000 – 31 December 2025) consisting of DUE FROM BANKS of $4,112,000 ($7,776,000 – 31 December 2025) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $307,468,000 ($344,704,000 – 31 December 2025),Government or government-related obligations of $88,684,000 ($107,846,000 – 31 December 2025), and Corporate obligations of $63,320,000 ($63,241,000 – 31 December 2025), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these financial statements are available for issuance. On 4 May 2026, the Board of Governors approved the transfer of $130,000,000 to the TASF as part of OCR’s 2025 net income allocation.

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2026 and 31 December 2025

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note H)		$903		$994

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes D and H)
Time deposits		127,045		126,033

ACCRUED REVENUE		235		638

ADVANCES FOR TECHNICAL ASSISTANCE (Note F)		3		64

OTHER ASSETS (Note C)		6		6

TOTAL		$128,192		$127,735

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note E)	$28		$31
Accrued expenses and other liabilities (Note C)	6	$34	27	$58

UNDISBURSED TECHNICAL ASSISTANCE (Note F)		21,191		20,410

TOTAL LIABILITIES		21,225		20,468

UNCOMMITTED BALANCES (JSF-2), represented by:
Net assets without donor restrictions		106,967		107,267

TOTAL		$128,192		$127,735

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-2

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note D)	$1,210	$1,386
From other sources	8	10

Total	1,218	1,396

EXPENSES
Technical assistance (Notes F and G)	(1,500)	(4,850)
Administrative and financial expenses (Note G)	(18)	(16)

Total	(1,518)	(4,866)

DECREASE IN NET ASSETS	(300)	(3,470)

NET ASSETS AT BEGINNING OF PERIOD	107,267	110,878

NET ASSETS AT END OF PERIOD	$106,967	$107,408

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$1,612	$1,959
Net cash received from other sources	8	10
Technical assistance disbursed	(661)	(669)
Administrative expenses paid	(38)	(35)

Net Cash Provided by Operating Activities	921	1,265

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	308,381	328,385
Purchases of investments for liquidity purpose	(309,393)	(329,644)

Net Cash Used in Investing Activities	(1,012)	(1,259)

Net (Decrease) Increase in Due from Banks	(91)	6

Due from Banks at Beginning of Period	994	1,046

Due from Banks at End of Period	$903	$1,052

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK— JAPAN SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025 (Unaudited)

NOTE A—NATURE OF OPERATIONS

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The JSF reports donor’s contributed cash and other assets as support without donor restrictions when they are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

JSF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. This Update has no material impact on the financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on JSF’s interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on JSF’s financial statements.

NOTE C—JSF IF-CAP WINDOW

In October 2024, the Board of Directors approved the establishment of the JSF IF-CAP Window as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to the IF-CAP Guarantee Mechanism. The Government of Japan elected to have guarantee premiums payable to them by ADB deposited into the JSF IF-CAP Window for future obligations under the IF-CAP Guarantee Mechanism. These premiums are settled by OCR and recorded as Other Liabilities upon receipt, with the corresponding cash presented in Other Assets. Interest earned on the cash account is presented similarly. As of 31 March 2026, total guarantee premiums received, including related interest income, amounted to $6 thousand ($6 thousand – 31 December 2025).

The JSF IF-CAP Window is administered by ADB under the governance structure of the JSF.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2026 and 31 December 2025 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2026, based on the portfolio held at the beginning and end of each month, was 3.9% (4.5% – 2025).

JSF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2026 and 31 December 2025 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose
Time deposits	$127,045	$–	$127,045	$–

31 December 2025
Investments for liquidity purpose
Time deposits	$126,033	$–	$126,033	$–

Time deposits are reported at cost, which approximates FV.

NOTE E—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)

	31 March 2026	31 December 2025
Payable to:
Ordinary capital resources	$17	$5
Technical Assistance Special Fund—net	11	26
Total	$28	$31

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the three months ended 31 March 2026, no TA projects and one supplementary TA (two TA projects and one supplementary TA – 2025) became effective, resulting in a total TA expense of $1,500,000 ($4,850,000 – 2025).

Undisbursed TA is denominated in US dollars and represents effective TA projects that are not yet disbursed and unliquidated. As of 31 March 2026, undisbursed TA totaled $21,191,000 ($20,410,000 – 31 December 2025), which includes $3,000 advances for TA ($64,000– 31 December 2025).

JSF-4

continued

NOTE G—EXPENSES

Technical assistance

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the three months ended 31 March 2026 and 2025 are as follows:

($ thousand)

	2026	2025
Consultants	$1,011	$3,997
Studies	250	180
Trainings and seminars	121	526
Other expenses	118	147
Total	$1,500	$4,850

Administrative and financial expenses

Administrative expenses include salaries and benefits, and audit fees, which are incurred for management and general supporting activities. The following table summarizes administrative and financial expenses for the three months ended 31 March 2026 and 2025:

($ thousand)

	2026	2025
Salaries and benefits	$16	$16
Financial Expenses	2	–
Total	$18	$16

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2026, JSF has liquidity of $127,948,000 ($127,027,000 – 31 December 2025) consisting of DUE FROM BANKS of $903,000 ($994,000 – 31 December 2025) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $127,045,000 ($126,033,000 – 31 December 2025), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF’s financial statements as of 31 March 2026.

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2026 and 31 December 2025

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note I)		$10,918		$9,491

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)
Time deposits		10,723		11,214

PROPERTY, FURNITURE, AND EQUIPMENT (Notes D and J)
Property, Furniture, and Equipment	$2,323		$2,807
Less—allowance for depreciation	2,073	250	2,094	713

DUE FROM CONTRIBUTORS (Note F)		500		3,227

LONG-TERM GUARANTEE DEPOSITS (Note E)		937		910

OTHER ASSETS (Notes E and G)		374		233

TOTAL		$23,702		$25,788

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accrued pension and postretirement medical benefit costs	$3,721		$3,733
Asset reinstatement obligations (Note E)	1,252		1,279
Lease liability (Notes E and J)	–		313
Others (Note H)	1,240	$6,213	946	$6,271

UNCOMMITTED BALANCES (ADBI-2), represented by:
Net assets without donor restrictions	16,699		18,672
Net assets with donor restrictions (Note G)	790	17,489	845	19,517

TOTAL		$23,702		$25,788

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$500	$–

REVENUE
From rental (Note G)	57	57
From investments for liquidity purpose (Note C)	103	125
From other sources—net (Notes G and H)	28	187

NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS (Note G)	60	121

Total	748	490

EXPENSES
Administrative expenses (Notes G and H)	(1,865)	(1,834)
Program expenses (Note G)	(670)	(1,049)

Total	(2,535)	(2,883)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(1,787)	(2,393)

EXCHANGE (LOSSES) GAINS—net	(387)	725

TRANSLATION ADJUSTMENTS	201	(181)

DECREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(1,973)	(1,849)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE FROM OTHER SOURCES (Note G)	5	6

NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS (Note G)	(60)	(121)

DECREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(55)	(115)

DECREASE IN NET ASSETS	(2,028)	(1,964)

NET ASSETS AT BEGINNING OF PERIOD	19,517	21,854

NET ASSETS AT END OF PERIOD	$17,489	$19,890

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$3,207	$4,331
Interest received on investments for liquidity purpose	109	128
Expenses paid	(2,280)	(2,645)
Others—net	106	982

Net Cash Provided by Operating Activities	1,142	2,796

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	66,527	72,781
Purchases of investments for liquidity purpose	(66,036)	(72,209)
Property, furniture, and equipment acquired	(35)	–

Net Cash Provided by Investing Activities	456	572

Effect of Exchange Rate Changes on Due from Banks	(171)	(249)

Net Increase in Due from Banks	1,427	3,119

Due from Banks at Beginning of Period	9,491	10,259

Due from Banks at End of Period	$10,918	$13,378

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK— ASIAN DEVELOPMENT BANK INSTITUTE

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

ADBI-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. This Update has no material impact on the financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on the Institute’s interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on the Institute’s financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2026 and 31 December 2025 were in US dollar time deposits. ADB records time deposits on the settlement dates and all other investment securities on the trade date.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the three months ended 31 March 2026 was 3.8% (4.4% – 2025).

ADBI-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose
Time deposits	$10,723	$–	$10,723	$–

31 December 2025
Investments for liquidity purpose
Time deposits	$11,214	$–	$11,214	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 31 March 2026, property, furniture and equipment was $250,000 ($713,000 – 31 December 2025), which consists of $23,000 for office furniture ($27,000 – 31 December 2025), $99,000 for office equipment ($73,000 – 31 December 2025), $128,000 for information system and software ($143,000 – 31 December 2025), and nil for the right-of-use asset relating to the Institute’s office lease ($470,000 – 31 December 2025). Additional information on right-of-use asset is provided in Note E.

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating lease for the three months ended 31 March 2026 totaled $473,000 ($473,000 – 2025). As of 31 March 2026, there was no right-of-use asset ($470,000 including prepaid rent of $157,000 – 31 December 2025) presented as part of PROPERTY, FURNITURE, AND EQUIPMENT and no lease liability was recognized ($313,000 – 31 December 2025) under ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space, including its sublease agreement for part of the premises to the Japanese Representative Office (JRO) of ADB, ended on 31 March 2026 and was renewed in April 2026. A prepaid rent of $156,000 was paid by the Institute in March 2026 and was presented as part of OTHER ASSETS. Further details on the lease renewal are provided in Note J.

The sublease agreement with JRO is classified as an operating lease. Additional information is provided in Notes G and H.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2023. As of 31 March 2026, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $937,000 ($910,000 – 31 December 2025).

ADBI-4

continued

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 31 March 2026, asset reinstatement obligations amounted to $1,252,000 ($1,279,000 – 31 December 2025) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB members and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets at date of commitment.

Contributions committed and received during the three months ended 31 March 2026 and 2025 are as follows:

(in thousands)

	Amount of commitment		Commitment
Donor	LC	USD	date	Receipt date
Government of Japan
47th contribution	¥504,777	$3,241	December 2025	January 2026
45th contribution	¥672,069	$4,285	December 2024	January 2025
Government of Malaysia
2nd contribution		$500	March 2026

LC = local currency, USD = US dollar.

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $57,000 for the three months ended 31 March 2026 ($57,000 – 2025) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length. See Note H.

Revenue from other sources

Revenue from other sources include service fees to OCR (See Note H), fees from honorariums, publication royalties, and grants from private donors and other government agencies.

Grants received from private donors and other government agencies for a specific purpose or program are classified as support with donor restrictions. No grants were committed during the three months ended 31 March 2026 and 2025.

As of 31 March 2026, receivable from private donors totaled $100,000 ($100,000 – 31 December 2025) and is included under OTHER ASSETS. The net assets with donor restrictions including net accumulated interest income totaled $790,000 as of 31 March 2026 ($845,000 – 31 December 2025) and are restricted for (i) programs on inclusive sanitation, climate-resilient agriculture, and food security in the Asia-Pacific region, and (ii) research and initiatives that expand investment in climate adaptation and resilience projects benefitting the most vulnerable populations in Asia.

ADBI-4

continued

For the three months ended 31 March 2026, net assets totaling $60,000 ($121,000 – 2025) were released from assets with donor restrictions and reclassified to net assets without donor restrictions, upon satisfaction of the conditions specified by the donors.

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the three months ended 31 March 2026 and 2025:

($ thousand)

	2026	2025
Salaries and benefits	$986	$949
Office and occupancy[a]	619	574
External services	176	191
Travel	54	48
Other expenses	30	72
Total Administrative Expenses	$1,865	$1,834

a Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the three months ended 31 March 2026 and 2025:

($ thousand)

	2026	2025
Trainings and seminars	$458	$792
Consultants	212	257
Total Program Expenses	$670	$1,049

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan (SRP) and Health Benefit Plan for Retirees (HBPR). The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the three months ended 31 March 2026, the calculated service fee was $4,000 ($5,000 – 2025) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the three months ended 31 March 2026, the revenue from the sublease rental amounted to $57,000 ($57,000 – 2025). See Note G.

Prepaid rent received in relation to the sublease amounted to $19,000 ($19,000 – 31 December 2025) and was recorded under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

ADBI-4

continued

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $794,000 at 31 March 2026 ($297,000 – 31 December 2025). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute‘s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 31 March 2026, the Institute has liquidity of $21,641,000 ($20,705,000 – 31 December 2025) consisting of DUE FROM BANKS of $10,918,000 ($9,491,000 – 31 December 2025) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $10,723,000 ($11,214,000 – 31 December 2025) available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these condensed financial statements are available for issuance. The Institute’s lease agreement for its office space has been extended until 31 March 2029, effective from 1 April 2026. As of 1 April 2026, the present value of the lease liability is ¥852,946,000 ($5,351,000 equivalent), and the right-of-use asset is ¥877,877,000 ($5,508,000 equivalent).

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2026 and 31 December 2025

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)

ASSETS
DUE FROM BANKS (Note G)		$1,054		$810

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and G)
Time deposits		9,042		9,830

ACCRUED REVENUE		13		37

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)		88		65

TOTAL		$10,197		$10,742

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$17		$92
Accrued expenses	–	$17	21	$113

UNDISBURSED TECHNICAL ASSISTANCE (Note E)		9,735		10,496

TOTAL LIABILITIES		9,752		10,609

UNCOMMITTED BALANCES (RCIF-2), represented by:
Net assets without donor restrictions		445		133

TOTAL		$10,197		$10,742

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-2

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE

From investments for liquidity purpose (Note C)	$89	$152
From other sources	–	0
Total	89	152

EXPENSES
Technical assistance—net (Notes E and F)	254	168
Administrative and financial expenses (Note D and F)	(26)	(80)
Total	228	88

REVENUE IN EXCESS OF EXPENSES	317	240

EXCHANGE (LOSSES) GAINS net	(5)	1

INCREASE IN NET ASSETS	312	241

NET ASSETS AT BEGINNING OF PERIOD	133	1,556

NET ASSETS AT END OF PERIOD	$445	$1,797

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$113	$200
Cash received from other sources	–	0
Technical assistance disbursed	(593)	(1,594)
Administrative and financial expenses paid	(64)	(120)

Net Cash Used in Operating Activities	(544)	(1,514)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	51,699	66,489
Purchases of investments for liquidity purpose	(50,911)	(64,990)

Net Cash Provided by Investing Activities	788	1,499

Increase (Decrease) in Due From Banks	244	(15)

Due from Banks at Beginning of Period	810	1,019

Due from Banks at End of Period	$1,054	$1,004

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-4

ASIAN DEVELOPMENT BANK— REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

RCIF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. This Update has no material impact on the financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on RCIF's interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on RCIF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2026 and 31 December 2025 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2026, based on the portfolio held at the beginning and end of each month, was 3.8% (4.5% – 2025).

RCIF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2026 and 31 December 2025 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose Time deposits	$9,042	$–	$9,042	$–

31 December 2025
Investments for liquidity purpose Time deposits	$9,830	$–	$9,830	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to RCIF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 March 2026, all service fees pertain to the administration of TA projects. See Note F for service fees during the three months ended 31 March 2026 and 2025.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)
	31 March 2026	31 December 2025

Payable to:
Ordinary capital resources—net	$17	$40
Technical Assistance Special Fund	–	52
Total	$17	$92

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the three months ended 31 March 2026 and 2025, no TA project became effective. Undisbursed TA reversed as reduction in TA expenses totaled $254,000 ($168,000 – 2025) during the period.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $9,735,000 as of 31 March 2026 ($10,496,000 – 31 December 2025) includes $88,000 ($65,000 – 31 December 2025) advances for TA.

RCIF-4

continued

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the three months ended 31 March 2026 and 2025 are as follows:

($ thousand)
	2026	2025
Other expenses—net [a]	$(254)	$(168)

[a]	Undisbursed TA reversed as reduction in TA expenses. (See Note E).

Administrative and financial expenses

Administrative expenses include service fees to OCR and audit fees, which are incurred for management and general supporting activities. The following table summarizes administrative and financial expenses for the three months ended 31 March 2026 and 2025:

($ thousand)
	2026	2025
Service fees to OCR (Note D)	$25	$79
Financial expenses	1	1
Total	$26	$80

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF‘s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2026, RCIF has liquidity of $10,096,000 ($10,640,000 –31 December 2025) consisting of DUE FROM BANKS of $1,054,000 ($810,000 – 31 December 2025) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $9,042,000 ($9,830,000 – 31 December 2025), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF's financial statements as of 31 March 2026.

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2026 and 31 December 2025

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)

ASSETS
DUE FROM BANKS (Note G)		$857		$884

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and G)
Time deposits		20,823		20,767

ACCRUED REVENUE		34		92

ADVANCES FOR TECHNICAL ASSISTANCE
AND GRANTS (Note E)		595		611

TOTAL		22,309		22,354

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$8		$44
Accrued Expenses	40	$48	78	$122

UNDISBURSED TECHNICAL ASSISTANCE
AND GRANTS (Note E)		9,419		9,868

TOTAL LIABILITIES		9,467		9,990

UNCOMMITTED BALANCES (CCF-2), represented by:
Net assets without donor restrictions		12,842		12,364

TOTAL		$22,309		22,354

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025

CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose—net (Note C)	$197	$273
From other sources	8	10
Total	205	283

EXPENSES
Technical assistance (Notes E and F)	266	37
Grants (Note E)	–	(900)
Administrative and other expenses (Notes D and F)	7	168
Total	273	(695)

INCREASE (DECREASE) IN NET ASSETS	478	(412)

NET ASSETS AT BEGINNING OF PERIOD	12,364	12,358

NET ASSETS AT END OF PERIOD	$12,842	$11,946

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$255	$370
Cash received from other activities	8	10
Technical assistance and grants disbursed	(198)	(947)
Administrative and other expenses paid	(37)	(170)

Net Cash Provided by (Used in) Operating Activities	28	(737)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	82,375	96,573
Purchases of investments for liquidity purpose	(82,430)	(95,843)

Net Cash (Used in) Provided by Investing Activities	(55)	730

Net Decrease in Due from Banks	(27)	(7)

Due from Banks at Beginning of Period	884	1,059

Due from Banks at End of Period	$857	$1,052

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025
(Unaudited)

NOTE A—NATURE OF OPERATIONS

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

CCF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. This Update has no material impact on the financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on CCFs interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on CCF’s financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2026 and 31 December 2025 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2026, based on the portfolio held at the beginning and end of each month, was 3.8% (4.5% – 2025).

CCF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3

31 March 2026
Investments for liquidity purpose Time deposits	$20,823	$–	$20,823	$–

31 December 2025
Investments for liquidity purpose Time deposits	$20,767	$–	$20,767	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the CCF. The service fee is set at 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the three months ended 31 March 2026 and 2025.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)
	31 March 2026	31 December 2025
Payable to:
Technical Assistance Special Fund	$2	$29
Ordinary capital resources—net	6	14
Trust Funds	–	1
Total	$8	$44

CCF-4

continued

NOTE E—TECHNICAL ASSISTANCE, GRANTS, AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Technical assistance (TA) and grants are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly.

During the three months ended 31 March 2026 and 2025, no TA project became effective. Undisbursed TA reversed as reduction in TA expenses totaled $266,000 ($37,000 – 2025). In addition, no grant (one grant – 2025) became effective during the period, resulting in nil total grant expense ($900,000 – 2025).

Undisbursed TA or grants are denominated in US dollars and represent effective TA projects or grants not yet disbursed and unliquidated. As of 31 March 2026, undisbursed TA totaled $6,954,000 ($7,403,000 – 31 December 2025), which included $209,000 ($225,000 – 31 December 2025) of advances for TA, while undisbursed grants totaled $2,465,000 ($2,465,000 – 31 December 2025), including $386,000 ($386,000 – 31 December 2025) of advances for grants.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the three months ended 31 March 2026 and 2025 are as follows:

($ thousand)
	2026	2025
Other expenses—net [a]	$(266)	$(37)

[a]	Undisbursed TA reversed as reduction in TA expenses. (See Note E).

Administrative and other expenses

Administrative expenses include service fees which are incurred for management and general supporting activities. Other expenses include direct charges for project-related and operational-related expenses that are not part of a TA and/or part of an investment project.

The following table summarizes administrative and other expenses for the three months ended 31 March 2026 and 2025:

($ thousand)
	2026	2025

Administrative expenses
Service fees to OCR (Note D)	$9	$33

Other expenses
Direct charges
Consultants	(16)	(201)

Total	$(7)	$(168)

OCR = ordinary capital resources.

CCF-4

continued

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF‘s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2026, CCF has liquidity of $21,680,000 ($21,651,000 – 31 December 2025) consisting of DUE FROM BANKS of $857,000 ($884,000 – 31 December 2025) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $20,823,000 ($20,767,000 – 31 December 2025), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s financial statements as of 31 March 2026.

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2026 and 31 December 2025

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)

ASSETS

DUE FROM BANKS (Note G)		$398		$316

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and G)
Time deposits		19,440		21,371

ACCRUED REVENUE		20		93

ADVANCES FOR GRANTS (Note E)		8,500		6,500

TOTAL		$28,358		$28,280

LIABILITIES AND UNCOMMITTED BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$–		$100
Accrued expenses	25	$25	21	$121

UNDISBURSED GRANTS (Note E)		8,500		6,502

TOTAL LIABILITIES		8,525		6,623

UNCOMMITTED BALANCES (APDRF-2), represented by:
Net assets without donor restrictions		19,833		21,657

TOTAL		$28,358		$28,280

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose—net (Note C)	$196	$327
From other sources	3	7

Total	199	334

EXPENSES
Grants—net (Note E)	(1,998)	(4,500)
Other expenses (Notes D and F)	(25)	(38)

Total	(2,023)	(4,538)

DECREASE IN NET ASSETS	(1,824)	(4,204)

NET ASSETS AT BEGINNING OF PERIOD	21,657	34,371

NET ASSETS AT END OF PERIOD	$19,833	$30,167

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES

Interest received on investments for liquidity purpose	$269	$447
Cash received from other sources	3	7
Grants disbursed	(2,000)	(2,500)
Administrative and other expenses paid	(121)	(32)

Net Cash Used in Operating Activities	(1,849)	(2,078)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	143,962	206,313
Purchases of investments for liquidity purpose	(142,031)	(204,260)

Net Cash Provided by Investing Activities	1,931	2,053

Net Increase (Decrease) in Due from Banks	82	(25)

Due from Banks at Beginning of Period	316	2,840

Due from Banks at End of Period	$398	$2,815

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK— ASIA PACIFIC DISASTER RESPONSE FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

APDRF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to APDRF without conditions other than for the purpose of pursuing its objectives.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

APDRF-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. This Update has no material impact on the financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on APDRF’s interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on APDRF’s financial statements.

NOTE C—INVESTMENT FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2026 and 31 December 2025 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2026, based on the portfolio held at the beginning and end of each month, was 3.8% (4.5% – 2025).

APDRF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose Time deposits	$19,440	$–	$19,440	$–

31 December 2025
Investments for liquidity purpose Time deposits	$21,371	$–	$21,371	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently set at 2% of the amount disbursed for grant components of investment projects. No service fees were incurred during the three months ended 31 March 2026 and 2025.

As of 31 March 2026, there was no amount payable to OCR ($100,000 – 31 December 2025), which is included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—GRANTS AND UNDISBURSED GRANTS

During the three months ended 31 March 2026, one grant (three grants – 2025) became effective resulting in a total Grants expense of $1,998,000 ($4,500,000 – 2025), net of $2,000 (nil – 2025) undisbursed grants that were reversed as a reduction in Grants expense.

Undisbursed grants are denominated in US dollars and represent effective grant projects not yet disbursed and unliquidated. As of 31 March 2026, the undisbursed grants of $8,500,000 ($6,502,000 – 31 December 2025) includes $ 8,500,000 ($6,500,000 – 31 December 2025) advances for grants.

NOTE F—OTHER EXPENSES

Other expenses include direct charges of consultants engaged under the second window of APDRF to provide a speedy post-disaster technical support. For the three months ended 31 March 2026, consultant expense totaled $25,000 ($38,000 – 2025).

APDRF-4

continued

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF‘s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, APDRF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2026, APDRF has liquidity of $19,838,000 ($21,687,000 – 31 December 2025) consisting of DUE FROM BANKS of $398,000 ($316,000 – 31 December 2025) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $19,440,000 ($21,371,000 – 31 December 2025), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT DISCLOSURES

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these condensed financial statements are available for issuance. On 4 May 2026, the Board of Governors approved the transfer of $10,000,000 to the APDRF as part of OCR’s 2025 net income allocation.

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2026 and 31 December 2025

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note H)		$523		$453

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and H)
Time deposits		11,684		11,446

ACCRUED REVENUE		15		42

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)		8		–

TOTAL		$12,230		$11,941

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$33		$98
Accrued expenses	–	33	21	119

UNDISBURSED TECHNICAL ASSISTANCE (Note E)		9,608		9,383

TOTAL LIABILITIES		9,641		9,502

UNCOMMITTED BALANCES (FSDPSF-2), represented
by:
Net assets without donor restrictions		2,589		2,439

TOTAL		$12,230		$11,941

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$762	$–

REVENUE
From investments for liquidity purpose—net (Note C)	111	113
From other sources	1	2
Total	874	115

EXPENSES
Technical assistance (Notes E and G)	(680)	612
Administrative and other expenses (Notes D and G)	(23)	(35)
Total	(703)	577

CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	171	692

EXCHANGE LOSSES—net	(21)	(0)

INCREASE IN NET ASSETS	150	692

NET ASSETS AT BEGINNING OF PERIOD	2,439	1,205

NET ASSETS AT END OF PERIOD	$2,589	$1,897

0 = less than $500.

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2026 and 2025

Expressed in Thousands of US Dollars

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$740	$–
Interest received on investments for liquidity purpose	137	145
Cash received from other sources	1	2
Technical assistance disbursed	(521)	(715)
Administrative expenses paid	(50)	(53)

Net Cash Provided by (Used in) Operating Activities	307	(621)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	73,749	58,014
Purchases of investments for liquidity purpose	(73,986)	(57,560)

Net Cash (Used in) Provided by Investing Activities	(237)	454

Net Increase (Decrease) in Due from Banks	70	(167)

Due from Banks at Beginning of Period	453	557

Due from Banks at End of Period	$523	$390

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-4

ASIAN DEVELOPMENT BANK— FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2026 and 2025
(Unaudited)

NOTE A—NATURE OF OPERATIONS

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2025 audited financial statements, and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2026 and 2025 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

FSDPSF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. This Update has no material impact on the financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on FSDPSF’s interim financial statements.

Additionally, the FASB issued ASU 2025-12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on FSDPSF’s financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2026 and 31 December 2025 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2026, based on the portfolio held at the beginning and end of each month, was 3.8% (4.5% – 2025).

FSDPSF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2026 and 31 December 2025 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2026
Investments for liquidity purpose Time deposits	$11,684	$–	$11,684	$–

31 December 2025
Investments for liquidity purpose Time deposits	$11,446	$–	$11,446	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to FSDPSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF and RCI Trust Fund, a trust fund administered by ADB. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. As of 31 March 2026, all service fees pertain to the administration of TA projects. See Note G for service fees during the three months ended 31 March 2026 and 2025.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2026 and 31 December 2025 are as follows:

($ thousand)
	31 March 2026	31 December 2025
Payable to:
Ordinary capital resources—net	$27	$21
Technical Assistance Special Fund	2	65
Trust Fund—net	4	11
Total	$33	$98

Note: Numbers may not sum precisely because of rounding.

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the three months ended 31 March 2026, no TA projects and three supplementary TA (nil – 2025) became effective resulting in a total TA expense of $680,000 ($-612,000 – 2025), net of $95,000 ($612,000 – 2025) undisbursed TA reversed as reduction in TA expenses.

FSDPSF-4

continued

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $9,608,000 as of 31 March 2026 ($9,383,000 – 31 December 2025), includes $8,000 (nil – 31 December 2025) advances for TA.

NOTE F—CONTRIBUTIONS

In January 2026. the Government of Luxembourg committed a contribution of €650,000 (equivalent to $762,000 at the time of commitment), which was transferred to the FSDPSF in the same month.

NOTE G—EXPENSES

Technical assistance- net

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the three months ended 31 March 2026 and 2025 are as follows:

($ thousand)
	2026	2025
Consultants	$665	$–
Trainings and seminars	97	–
Other expenses—net [a]	(82)	(612)
Total	$680	$(612)

a Net of amounts reversed as reduction in TA expenses (See Note E).

Administrative expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. For the three months ended 31 March 2026, service fees to OCR (Note D) totaled $23,000 ($35,000 – 2025).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF‘s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2026, FSDPSF has liquidity of $12,207,000 ($11,899,000 –31 December 2025) consisting of DUE FROM BANKS of $523,000 ($453,000 – 31 December 2025) and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $11,684,000 ($11,446,000 – 31 December 2025), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

FSDPSF-4

continued

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2026 through 28 May 2026, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s financial statements as of 31 March 2026.